UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

QUARTERLY INFORMATION

SEPTEMBER 30, 2020

(A free translation of the original in Portuguese)

Report on review of quarterly information

To the Board of Directors and Stockholders

Telefônica Brasil S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Telefônica Brasil S.A. ("Parent company" or "Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2020, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month period then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

(A free translation of the original in Portuguese)

Other matters

Statements of value added

The Quarterly Information referred to above include the parent company and consolidated statements of value added for the nine-month period ended September 30, 2020. These statements are the responsibility of the Company's management and are presented as supplementary information for IAS 34 purposes. These statements have been subjected to review procedures performed together with the review of the quarterly information for the purpose of concluding whether they are reconciled with the interim accounting information and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these statements of value added have not been properly prepared, in all material respects, in accordance with the criteria defined in this accounting standard, and in a consistent manner in relation to the parent company and consolidated interim accounting information taken as a whole.

São Paulo, October 23, 2020

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Sérgio Eduardo Zamora

Contador CRC 1SP168728/O-4

TELEFÔNICA BRASIL S.A.
Balance Sheets
On September 30, 2020 and December 31, 2019
(In thousands of reais)						(A free translation of the original in Portuguese)
		Company		Consolidated				Company		Consolidated
ASSETS	Note	09.30.20	12.31.19	09.30.20	12.31.19	LIABILITIES AND EQUITY	Note	09.30.20	12.31.19	09.30.20	12.31.19

Current assets		22,059,550	18,371,347	22,281,188	18,644,678	Current liabilities		20,066,055	17,698,033	20,102,013	17,732,088
Cash and cash equivalents	3	7,829,915	3,106,269	8,356,255	3,393,377	Personnel, social charges and benefits	14	955,820	724,194	990,208	752,246
Trade accounts receivable	4	8,360,145	8,675,720	8,369,728	8,719,497	Trade accounts payable	15	6,920,573	6,917,252	6,869,828	6,871,799
Inventories	5	515,992	573,483	520,563	578,003	Income and social contribution taxes payable	7	-	-	5,779	6,585
Prepaid expenses	6	937,157	684,972	938,819	686,503	Taxes, charges and contributions payable	16	1,651,281	1,116,229	1,677,993	1,139,812
Income and social contribution taxes recoverable	7	527,828	408,405	532,867	411,595	Dividends and interest on equity	17	4,306,651	3,587,417	4,306,651	3,587,417
Taxes, charges and contributions recoverable	8	2,927,668	4,170,350	2,933,316	4,176,362	Provisions and contingencies	18	393,102	365,278	398,456	374,445
Judicial deposits and garnishments	9	203,361	277,007	204,246	277,468	Loans, financing, debentures and leases	19	4,799,618	4,125,926	4,800,481	4,126,490
Dividends and interest on equity	17	292,297	72,900	-	-	Deferred revenue	20	549,738	506,181	549,738	506,181
Derivative financial instruments	30	7,081	19,282	7,081	19,282	Derivative financial instruments	30	173	1,921	173	1,921
Other assets	10	458,106	382,959	418,313	382,591	Other liabilities	21	489,099	353,635	502,706	365,192

Non-current assets		86,968,192	89,709,031	86,956,210	89,645,044
Long-term assets		4,299,696	5,090,417	4,603,429	5,418,577	Non-current liabilities		19,114,394	19,926,767	19,288,092	20,102,056
Short-term investments pledged as collateral		65,686	63,558	65,914	63,766	Personnel, social charges and benefits	14	64,938	35,958	65,038	36,028
Trade accounts receivable	4	387,666	440,453	387,666	440,453	Income and social contribution taxes payable	7	96,074	86,512	96,074	86,512
Prepaid expenses	6	159,750	220,077	159,750	220,082	Taxes, charges and contributions payable	16	264,338	239,074	312,284	285,055
Deferred taxes	7	-	-	144,509	171,042	Deferred taxes	7	3,919,985	3,146,453	3,919,985	3,146,453
Taxes, charges and contributions recoverable	8	835,406	841,196	835,408	841,198	Provisions and contingencies	18	5,104,002	5,039,695	5,222,419	5,160,973
Judicial deposits and garnishments	9	2,611,772	3,236,840	2,770,400	3,393,417	Loans, financing, debentures and leases	19	7,831,516	9,698,041	7,832,527	9,698,183
Derivative financial instruments	30	34,599	52,881	34,599	52,881	Deferred revenue	20	284,474	208,229	285,720	211,901
Other assets	10	204,817	235,412	205,183	235,738	Derivative financial instruments	30	59,677	54,212	59,677	54,212
Investments	11	485,881	516,513	149,510	104,251	Other liabilities	21	1,489,390	1,418,593	1,494,368	1,422,739
Property, plant and equipment	12	41,713,103	42,831,369	41,728,273	42,847,264
Intangible assets	13	40,469,512	41,270,732	40,474,998	41,274,952	TOTAL LIABILITIES		39,180,449	37,624,800	39,390,105	37,834,144

						Equity	22	69,847,293	70,455,578	69,847,293	70,455,578
						Capital		63,571,416	63,571,416	63,571,416	63,571,416
						Capital reserves		1,165,459	1,165,463	1,165,459	1,165,463
						Income reserves		3,506,442	3,492,387	3,506,442	3,492,387
						Other comprehensive income acumulated		74,832	30,737	74,832	30,737
						Retained earnings		1,529,144	-	1,529,144	-
						Additional proposed dividends		-	2,195,575	-	2,195,575

TOTAL ASSETS		109,027,742	108,080,378	109,237,398	108,289,722	TOTAL LIABILITIES AND EQUITY		109,027,742	108,080,378	109,237,398	108,289,722

TELEFÔNICA BRASIL S.A.
Statements of Income
Three and nine-month periods ended September 30, 2020 and 2019
(In thousands of reais, except earnings per share)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.20	09.30.19	09.30.20	09.30.19	09.30.20	09.30.19	09.30.20	09.30.19

Net operating revenue	23	10,649,812	10,855,208	31,506,160	32,291,195	10,791,538	11,046,748	31,933,652	32,891,316

Cost of sales and services	24	(5,826,682)	(5,460,509)	(16,643,196)	(16,275,649)	(5,858,242)	(5,488,873)	(16,751,721)	(16,351,888)

Gross profit		4,823,130	5,394,699	14,862,964	16,015,546	4,933,296	5,557,875	15,181,931	16,539,428

Operating income (expenses)		(3,370,985)	(3,677,433)	(10,460,088)	(11,150,948)	(3,394,461)	(3,721,549)	(10,555,235)	(11,303,356)
Selling expenses	24	(2,924,938)	(3,167,033)	(8,973,376)	(9,541,329)	(2,931,882)	(3,182,328)	(8,996,320)	(9,597,927)
General and administrative expenses	24	(588,499)	(640,207)	(1,826,209)	(1,791,260)	(597,666)	(645,402)	(1,859,436)	(1,803,194)
Other operating income	25	368,412	301,775	999,588	655,210	369,144	302,961	1,001,912	619,592
Other operating expenses	25	(225,960)	(171,968)	(660,091)	(473,569)	(234,057)	(196,780)	(701,391)	(521,827)

Operating profit		1,452,145	1,717,266	4,402,876	4,864,598	1,538,835	1,836,326	4,626,696	5,236,072

Financial income	26	432,955	332,363	1,136,142	899,817	437,342	340,234	1,153,862	918,398
Financial expenses	26	(451,491)	(642,287)	(1,425,955)	(1,542,545)	(453,852)	(646,133)	(1,439,731)	(1,554,863)
Equity in results of investees	11	59,416	80,481	142,417	249,722	(277)	(774)	1,053	(714)

Income before taxes		1,493,025	1,487,823	4,255,480	4,471,592	1,522,048	1,529,653	4,341,880	4,598,893

Income and social contribution taxes	7	(281,538)	(522,710)	(777,743)	(744,832)	(310,561)	(564,540)	(864,143)	(872,133)

Net income for the period		1,211,487	965,113	3,477,737	3,726,760	1,211,487	965,113	3,477,737	3,726,760

Basic and diluted earnings per common share (in R$)	22	0.67	0.54	1.93	2.07
Basic and diluted earnings per preferred share (in R$)	22	0.74	0.59	2.12	2.28

TELEFÔNICA BRASIL S.A.
Statements of Changes in Equity
Nine-month periods ended September 30, 2020 and 2019
(In thousands of reais)							(A free translation of the original in Portuguese)

			Capital reserves			Income reserves
	Note	Capital	Special goodwill reserve	Other capital reserves	Treasury shares	Legal reserve	Tax incentive reserve	Expansion and modernization reserve	Retained earnings	Proposed additional dividends	Other comprehensive income acumulated	Total equity
Balances at December 31, 2018		63,571,416	63,074	1,238,278	(87,820)	2,584,757	39,413	1,700,000	-	2,468,684	29,225	71,607,027
Payment of additional dividend for 2018	17	-	-	-	-	-	-	-	-	(2,468,684)	-	(2,468,684)
Unclaimed dividends and interest on equity		-	-	-	-	-	-	-	31,335	-	-	31,335
DIPJ adjustment - Tax incentives		-	-	-	-	-	13,482	-	(13,482)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	1,893	1,893
Equity transactions (Note 1.c)		-	-	(48,135)	-	-	-	-	-	-	-	(48,135)
Other		-	-	66	-	-	-	-	-	-	-	66
Net income for the period		-	-	-	-	-	-	-	3,726,760	-	-	3,726,760
Interim interest on equity	17	-	-	-	-	-	-	-	(2,238,000)	-	-	(2,238,000)
Balances at September 30, 2019		63,571,416	63,074	1,190,209	(87,820)	2,584,757	52,895	1,700,000	1,506,613	-	31,118	70,612,262
Unclaimed dividends and interest on equity	17	-	-	-	-	-	-	-	51,563	-	-	51,563
DIPJ adjustment - Tax incentives		-	-	-	-	-	4,684	-	(4,684)	-	-	-
Other comprehensive income	22	-	-	-	-	-	-	-	(132,120)	-	(381)	(132,501)
Net income for the period		-	-	-	-	-	-	-	1,274,254	-	-	1,274,254
Allocation of income:
Legal reserve		-	-	-	-	250,051	-	-	(250,051)	-	-	-
Interim interest on equity	17	-	-	-	-	-	-	-	(1,350,000)	-	-	(1,350,000)
Reversal of Expansion and modernization reserve		-	-	-	-	-	-	(1,700,000)	1,700,000	-	-	-
Expansion and Modernization Reserve		-	-	-	-	-	-	600,000	(600,000)	-	-	-
Additional proposed dividends		-	-	-	-	-	-	-	(2,195,575)	2,195,575	-	-
Balances at December 31, 2019		63,571,416	63,074	1,190,209	(87,820)	2,834,808	57,579	600,000	-	2,195,575	30,737	70,455,578
Payment of additional dividend for 2019	17	-	-	-	-	-	-	-	-	(2,195,575)	-	(2,195,575)
Unclaimed dividends and interest on equity	17	-	-	-	-	-	-	-	35,462	-	-	35,462
DIPJ adjustment - Tax incentives		-	-	-	-	-	14,055	-	(14,055)	-	-	-
Effect of capital transactions (parent and subsidiary), net of taxes	1.c	-	-	(4)	-	-	-	-	-	-	-	(4)
Other comprehensive income	22	-	-	-	-	-	-	-	-	-	44,095	44,095
Net income for the period		-	-	-	-	-	-	-	3,477,737	-	-	3,477,737
Interim interest on equity	17	-	-	-	-	-	-	-	(1,970,000)	-	-	(1,970,000)
Balances at September 30, 2020		63,571,416	63,074	1,190,205	(87,820)	2,834,808	71,634	600,000	1,529,144	-	74,832	69,847,293

TELEFÔNICA BRASIL S.A.
Statements of Other Comprehensive Income
Three and nine-month periods ended September 30, 2020 and 2019
(In thousands of reais)						(A free translation of the original in Portuguese)

		Company				Consolidated
		Three-month periods ended		Nine-month periods ended		Three-month periods ended		Nine-month periods ended
	Note	09.30.20	09.30.19	09.30.20	09.30.19	09.30.20	09.30.19	09.30.20	09.30.19
Net income for the period		1,211,487	965,113	3,477,737	3,726,760	1,211,487	965,113	3,477,737	3,726,760

Other comprehensive income (losses) that may be reclassified into income (losses) in subsequent periods		8,022	(2,194)	43,880	1,869	8,022	(2,194)	43,880	1,869
Losses on derivative financial instruments	22	(2,969)	(9,241)	-	(509)	(2,969)	(9,241)	-	(509)
Taxes	7	1,009	3,142	-	173	1,009	3,142	-	173

Cumulative Translation Adjustments (CTA) on transactions in foreign currency	22	9,982	3,905	43,880	2,205	9,982	3,905	43,880	2,205

Other comprehensive income (losses) not to be reclassified into income (losses) in subsequent periods		164	(48)	215	24	164	(48)	215	24
Unrealized gains (losses) on financial assets at fair value through other comprehensive income	22	249	(72)	326	36	249	(72)	326	36
Taxes	7	(85)	24	(111)	(12)	(85)	24	(111)	(12)

Other comprehensive income		8,186	(2,242)	44,095	1,893	8,186	(2,242)	44,095	1,893

Comprehensive income for the period - net of taxes		1,219,673	962,871	3,521,832	3,728,653	1,219,673	962,871	3,521,832	3,728,653

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2020 and 2019
(In thousands in reais)			(A free translation of the original in Portuguese)
		Company		Consolidated
		Nine-month periods ended
	Note	09.30.20	09.30.19	09.30.20	09.30.19

Revenues		41,299,779	42,524,748	41,741,568	43,113,965
Sale of goods and services		41,095,433	42,640,171	41,588,083	43,326,014
Other revenues		1,553,934	1,128,137	1,514,226	1,053,554
Provision for impairment of trade accounts receivable	24	(1,349,588)	(1,243,560)	(1,360,741)	(1,265,603)

Inputs acquired from third parties		(14,352,646)	(14,781,618)	(14,441,753)	(14,868,727)
Cost of goods and products sold and services rendered		(8,797,173)	(8,592,824)	(8,875,588)	(8,658,494)
Materials, electric energy, third-party services and other expenses		(5,834,531)	(6,426,082)	(5,843,503)	(6,446,507)
Loss/recovery of assets		279,058	237,288	277,338	236,274

Gross value added		26,947,133	27,743,130	27,299,815	28,245,238

Withholdings		(8,300,694)	(7,928,484)	(8,305,149)	(7,930,536)
Depreciation and amortization	24	(8,300,694)	(7,928,484)	(8,305,149)	(7,930,536)

Net value added produced		18,646,439	19,814,646	18,994,666	20,314,702

Value added received in transfer		1,278,559	1,149,539	1,154,915	917,684
Equity in results of investees	11	142,417	249,722	1,053	(714)
Financial income	26	1,136,142	899,817	1,153,862	918,398

Total undistributed value added		19,924,998	20,964,185	20,149,581	21,232,386

Distribution of value added		19,924,998	20,964,185	20,149,581	21,232,386

Personnel, social charges and benefits		3,217,281	3,041,441	3,287,385	3,083,153
Direct compensation		2,150,793	2,031,723	2,198,771	2,059,004
Benefits		930,055	867,373	947,627	879,286
Government Severance Indemnity Fund for Employees (FGTS)		136,433	142,345	140,987	144,863
Taxes, charges and contributions		10,808,250	11,595,825	10,944,664	11,809,295
Federal		3,522,505	3,877,439	3,647,078	4,073,653
State		7,116,266	7,508,117	7,117,833	7,510,074
Local		169,479	210,269	179,753	225,568
Debt remuneration		2,421,730	2,600,159	2,439,795	2,613,178
Interest		1,388,178	1,520,780	1,401,022	1,531,739
Rental		1,033,552	1,079,379	1,038,773	1,081,439
Equity remuneration		3,477,737	3,726,760	3,477,737	3,726,760
Interest on equity	17	1,970,000	2,238,000	1,970,000	2,238,000
Retained earnings		1,507,737	1,488,760	1,507,737	1,488,760

TELEFÔNICA BRASIL S.A.
Statements of Value Added
Nine-month periods ended September 30, 2020 and 2019
(In thousands in reais)			(A free translation of the original in Portuguese)
		Company		Consolidated
		Nine-month periods ended
	Note	09.30.20	09.30.19	09.30.20	09.30.19

Revenues		41,299,779	42,524,748	41,741,568	43,113,965
Sale of goods and services		41,095,433	42,640,171	41,588,083	43,326,014
Other revenues		1,553,934	1,128,137	1,514,226	1,053,554
Provision for impairment of trade accounts receivable	24	(1,349,588)	(1,243,560)	(1,360,741)	(1,265,603)

Inputs acquired from third parties		(14,352,646)	(14,781,618)	(14,441,753)	(14,868,727)
Cost of goods and products sold and services rendered		(8,797,173)	(8,592,824)	(8,875,588)	(8,658,494)
Materials, electric energy, third-party services and other expenses		(5,834,531)	(6,426,082)	(5,843,503)	(6,446,507)
Loss/recovery of assets		279,058	237,288	277,338	236,274

Gross value added		26,947,133	27,743,130	27,299,815	28,245,238

Withholdings		(8,300,694)	(7,928,484)	(8,305,149)	(7,930,536)
Depreciation and amortization	24	(8,300,694)	(7,928,484)	(8,305,149)	(7,930,536)

Net value added produced		18,646,439	19,814,646	18,994,666	20,314,702

Value added received in transfer		1,278,559	1,149,539	1,154,915	917,684
Equity in results of investees	11	142,417	249,722	1,053	(714)
Financial income	26	1,136,142	899,817	1,153,862	918,398

Total undistributed value added		19,924,998	20,964,185	20,149,581	21,232,386

Distribution of value added		19,924,998	20,964,185	20,149,581	21,232,386

Personnel, social charges and benefits		3,217,281	3,041,441	3,287,385	3,083,153
Direct compensation		2,150,793	2,031,723	2,198,771	2,059,004
Benefits		930,055	867,373	947,627	879,286
Government Severance Indemnity Fund for Employees (FGTS)		136,433	142,345	140,987	144,863
Taxes, charges and contributions		10,808,250	11,595,825	10,944,664	11,809,295
Federal		3,522,505	3,877,439	3,647,078	4,073,653
State		7,116,266	7,508,117	7,117,833	7,510,074
Local		169,479	210,269	179,753	225,568
Debt remuneration		2,421,730	2,600,159	2,439,795	2,613,178
Interest		1,388,178	1,520,780	1,401,022	1,531,739
Rental		1,033,552	1,079,379	1,038,773	1,081,439
Equity remuneration		3,477,737	3,726,760	3,477,737	3,726,760
Interest on equity	17	1,970,000	2,238,000	1,970,000	2,238,000
Retained earnings		1,507,737	1,488,760	1,507,737	1,488,760

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

1)	OPERATIONS

a) Background information

Telefônica Brasil S.A. (the “Company” or “Telefônica Brasil”) is a publicly-held corporation whose corporate purpose includes operating telecommunications services; development of activities necessary or complementary to the execution of such services, in accordance with the concessions, authorizations and permissions granted; exploration of value-added services; offering of integrated solutions, management and provision of services related to: (i) data centers, including hosting and co-location; (ii) storage, processing and management of data, information, texts, images, videos, applications and information systems and similar; (iii) information technology; (iv) information and communication security; (v) telecommunications; and (vi) electronic security systems; licensing and sublicensing of software of any nature, among others.

The Company’s principal offices are located at 1376, Engenheiro Luis Carlos Berrini Avenue, in the city and state of São Paulo, Brazil. It is a member of the Telefónica Group (“Group”), based in Spain which operates in several countries across Europe and Latin America.

On September 30, 2020 and December 31, 2019, Telefónica S.A. (“Telefónica”), the Group holding company, held a total direct and indirect interest in the Company of 73.58% (Note 22).

The Company is registered with the Brazilian Securities Commission ("CVM") as a publicly held company under Category A (issuers authorized to trade any marketable securities). Its shares are traded on the B3 Brazilian stock exchange. The Company is also registered with the U.S. Securities and Exchange Commission ("SEC") and its American Depositary Shares ("ADSs") Level II, backed preferred shares are traded on the New York Stock Exchange ("NYSE").

b) Operations

The Company renders services for: (i) Fixed Switched Telephone Service Concession Arrangement ("STFC"); (ii) Multimedia Communication Service ("SCM", data communication, including broadband internet); (iii) Personal Mobile Service ("SMP"); and (iv) Conditioned Access Service ("SEAC" - Pay TV), throughout Brazil, through concessions and authorizations, in addition to other activities.

Service concessions and authorizations are granted by Brazil's Telecommunications Regulatory Agency ("ANATEL"), the agency responsible for the regulation of the Brazilian telecommunications sector under the terms of Law No. 9472 of July 16, 1997 - General Telecommunications Law ("Lei Geral das Telecomunicações" - LGT).

In accordance with the STFC service concession agreement, every two years, during the agreement's 20-year term ending on December 31, 2025, the Company will pay a fee equivalent to 2% of its prior-year STFC revenue, net of applicable taxes and social contribution taxes (Note 21).

Before the publication of Law No. 13,879 / 2019, spectrum authorizations were valid for 15 years (in general) and could be renewed only once, for the same period. Following the normative revision, under the same Law, successive grants renewals were allowed, though the application was unclear. This was clarified by Decree No. 10,402 / 2020, which detailed the requirements for successive renewals and confirmed that the current authorizations are covered.

The Decree also defines the conditions to be considered by ANATEL in the scope of renewal requests, such as ensuring the efficient use of spectrum, competitive aspects, meeting the public interest and fulfilling the obligations already assumed with ANATEL.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Currently, every two years after the first renewal of these agreements, the Company will pay a fee equivalent to 2% of its prior-year SMP revenue, net of applicable taxes and social contribution taxes (Note 21), and for certain terms, in the 15th year, the Company will pay 1% of its prior-year revenue. The calculation will consider the net revenue from Basic and Alternative Services Plans. In July 2018, ANATEL published Resolution No. 695 with a new public spectrum price regulation. This Resolution sets new criteria for the costs of renewing licenses. The formula considers factors such as authorization time, regional revenue and the amount of spectrum used by the provider. Part of the payment can be converted into investment commitments.

When deciding on the extension of the 850 MHz band authorizations, ANATEL determined, through Judgment No. 510, of September 30, 2020, that (i) the Superintendence of Granting and Provisioning Resources (“SOR”) deal with requests for extension of the current authorizations for the use of radio frequencies in sub-bands A and B, proposing their approval, on a primary basis, until November 29, 2028, if the legal and regulatory requirements are met; and that (ii) the amount due for the extension must be calculated based on net present value parameters, in order to reflect the real economic value (market value) of the bands. Therefore, after the necessary procedures with SOR have been overcome, the Authorization Term No. 001/2006 / PVCP / SPV-ANATEL, held by the Company and which expires on November 29, 2020, should be extended to 29 November 2028. The extension for a period lower than the maximum limit established by Law (20 years) was, according to ANATEL, due to the need to promote reorganization and resizing of the channel's channeling. The calculation of the value by method other than those previously mentioned (biannual charges and Resolution No. 695/2018, which approved the Public Price Regulation for the Right to Use Radio Frequencies (“PPDUR”) was decided on the grounds that the current regulatory instruments have no provision for applicability in cases of a second extension of authorizations.

c) Corporate events in 2020 and 2019

In 2020

Structuring of Vivo Money Credit Rights Investment Fund

In August 2020, the Vivo Money Credit Rights Investment Fund (“FIDC” or “Vivo Money”) was structured, in the form of a closed condominium, for an indefinite term. The FIDC may be liquidated by resolution of the General Assembly in accordance with its regulations.

The objective of the FIDC is to provide its quotaholders an equity return on their shares by investing in the acquisition of: (i) eligible credit rights, with supporting documents, which meet the eligibility criteria and the conditions of assignment, and (ii) financial assets, observing all indexes of composition and diversification of the fund's portfolio.

The acquisition of eligible credit rights and other financial assets will originate in credit transactions carried out electronically by the Company's customers, within the scope of the Vivo Money program, exclusively through an electronic platform provided by the Company.

The FIDC began operations on September 14, 2020, having been granted automatic registration under article 8 of CVM Instruction 356/01, issuing 2,000 junior subordinated quotas with an initial unit face value of R$1,000.00 (one thousand reais), with no defined remuneration parameter and subordinated to senior shares and subordinated mezzanine shares, in that order of priority, for the purpose of amortization and redemption.

The FIDC is managed and held in custody by Brl Trust Distribuidora de Títulos e Valores Mobiliários S.A., a financial institution, based in the city of São Paulo - SP, accredited by the CVM for the exercise of portfolio management activity under declaratory act no. 11,784, of June 30, 2011.

Acquisition of control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda.

In September 2020, the Company acquired control of Telefônica Cibersegurança e Tecnologia do Brasil Ltda (“Cibersegurança”), for R$10,000.00 (ten thousand reais), with a net worth of R$500.00 (five hundred reais) . The difference between the amounts paid and shareholders' equity was accounted for as "Capital Transactions", in the Company's shareholders' equity.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Cibersegurança was controlled by Terra Networks Brasil S.A. (“Terra Networks”), a wholly-owned subsidiary of the Company and its corporate purpose is to develop integrated solutions, management, consulting, outsourcing, and the provision of services related to information and communication security; provision of research, technological development, consultancy, design, implementation and installation of projects related to the areas of information technology, information security and intelligence; management and provision of repair, maintenance, technical assistance and technical support in information technology, among other services.

In 2019

The information on the acquisition of Telefônica Infraestrutura e Segurança Ltda. ("TIS") by wholly-owned subsidiary Terra Networks Brasil S.A. ("Terra Networks") on September 26, 2019 which became operational as from September 1, 2019, is the same as presented in Note 1.c .1) Acquisition of TIS by Wholly Owned Subsidiary - 2019, to the financial statements for the year ended December 31, 2019.

2)	BASIS OF PREPARATION AND PRESENTATION OF THE QUARTERLY FINANCIAL STATEMENTS

a) Statement of compliance

The individual (Company) and consolidated quarterly financial statements were prepared and are presented in accordance with International Standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board ("IASB") consistent with CVM deliberations, applicable to the preparation of the quarterly financial statements.

b) Basis of preparation and presentation

The quarterly financial statements were prepared on a historical cost basis (except where different criteria are required) and adjusted to reflect the valuation of assets and liabilities measured at fair value.

All significant information is disclosed in the quarterly financial statements and is consistent with that used by Company management in the performance of its duties.

The Statement of Cash Flows was prepared in accordance with IAS 7 - Statement of Cash Flows and reflects the changes in cash that occurred in the periods presented using the indirect method.

The accounting standards adopted in Brazil require the presentation of the Statement of Value Added ("SVA"), individual and consolidated, while IFRS does not require this presentation. As a result, under IFRS standards, the SVA is being presented as supplementary information, without prejudice to the overall quarterly financial statements.

Assets and liabilities are classified as current when it is probable that their realization or settlement will occur in the next 12 months. Otherwise, they are classified and shown as non-current. The only exception relates to the balances of deferred tax assets and liabilities, which are all classified as non-current.

The quarterly financial statements compare the three and nine-month periods ended September 30, 2020 and 2019, except for the balance sheets that compare positions on September 30, 2020 with December 31, 2019.

The Board of Directors authorized the issue of these individual and consolidated quarterly financial statements at the meeting held on October 23, 2020.

c) Functional and reporting currency

The Company’s quarterly financial statements are presented in thousands of Real/Reais (R$), unless otherwise stated.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The Company’s functional and reporting currency is the Brazilian Real. Transactions in foreign currency are translated into Brazilian Reais as follows: (i) assets, liabilities and shareholders' equity (excluding capital stock and capital reserves) are translated at the closing exchange rate on the balance sheet date; (ii) expenses and revenues are translated at the average exchange rate, except for specific transactions that are converted by the transaction date rate; and (iii) the capital stock and capital reserves are translated at the transaction date rate.

Gains and losses from the conversion of investments abroad are recognized in the statement of comprehensive income. Gains and losses from the translation of monetary assets and liabilities between the exchange rate prevailing at the date of the transaction and the year-end closing (except for the conversion of investments abroad) are recognized in the statement of income.

d) Basis of consolidation

Interests held in subsidiaries or joint ventures are measured under the equity method in the individual quarterly financial statements. In the consolidated quarterly financial statements, investments and all asset and liability balances, revenues and expenses arising from transactions and interest held in subsidiaries are fully eliminated. Investments in joint ventures are measured under the equity method in the quarterly financial statements.

On September 30, 2020 and December 31, 2019, the Company held direct equity interests in subsidiaries and joint ventures. Summarized information on the Company's investees is as below:

		Equity interests
Investees	Type of investment	09.30.20	12.31.19	Country (Headquarters)	Core activity
Terra Networks Brasil S.A. ("Terra Networks")	Subsidiary	100.00%	100.00%	Brazil	Telecommunications
Telefônica Transportes e Logística Ltda ("TGLog")	Subsidiary	99.99%	99.99%	Brazil	Transports and logistics
POP Internet Ltda ("POP")	Subsidiary	99.99%	99.99%	Brazil	Internet
Vivo Money Credit Rights Investment Fund ("Vivo Money") (Note 1.c)	Subsidiary	100.00%	-	Brazil	Credit Rights Investment Fund
Telefônica Cibersegurança e Tecnologia do Brasil Ltda ("Cibersegurança") (Note 1.c)	Subsidiary	100.00%	-	Brazil	Information and communication security
Aliança Atlântica Holding B.V. ("Aliança")	Joint venture	50.00%	50.00%	Brazil	Telecommunications sector holdings
Companhia AIX de Participações ("AIX")	Joint venture	50.00%	50.00%	Holland	Operation of underground telecommunications networks
Companhia ACT de Participações ("ACT")	Joint venture	50.00%	50.00%	Brazil	Technical assistance in telecommunication networks

The information on the direct subsidiaries and joint ventures, is the same as presented in Note 2.d) Basis of consolidation, to the financial statements for the year ended December 31, 2019, except for investments in Vivo Money and Cibersegurança (Note 1.c).

e) Segment reporting

Business segments are defined as components of a company for which separate financial information is available and regularly assessed by the chief operational decision-maker in allocating funds to an individual segment and in the assessment of segment performance. Considering that: (i) all officers and managers' decisions are based on consolidated reports; (ii) the Company and its subsidiaries’ mission is to provide their customers with quality telecommunications services; and (iii) all decisions related to strategic planning, finance, purchases, short- and long-term investments are made on a consolidated basis, the Company and its subsidiaries operate in a single operating segment, namely the provision of telecommunications services.

f) Significant accounting practices

As the information for the notes to the financial statements is not significantly different from the disclosures as at December 31, 2019, this has not been repeated in detail in these quarterly financial statements.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The accounting policies adopted in the preparation of the quarterly financial statements in the nine-month period ended September 30, 2020 are consistent with those used in the preparation of the consolidated annual financial statements for the year ended December 31, 2019, except for any new accounting standards, interpretations and amendments approved for the IASB which came into effect as of or after January 1, 2020, as follows:

Standards and amendments		Mandatory application: annual periods beginning on or after
Amendments to References to the Conceptual Framework in IFRS Standards		January 1, 2020
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Amendments to IFRS 3	Definition of a Business	January 1, 2020
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
Amendments to IAS 1 and IAS 8	Definition of Material	January 1, 2020
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------
IFRS 17	Insurance Contracts	January 1, 2021
---------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------------

The adoption of these standards, amendments and interpretations did not have a significant impact on the consolidated quarterly financial statements in the initial period of adoption.

The Company does not anticipate the early adoption of any issued pronouncement, interpretation or amendment before the mandatory adoption date.

g) Significant accounting judgments estimates and assumptions

The preparation of the quarterly financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company's management in applying its accounting policies. These estimates are based on experience, knowledge, information available at the end of the year, and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Actual results involving these estimates could differ from those recorded in the quarterly financial statements due to the criteria inherent in the estimation process. The Company and its subsidiaries review its estimates at least annually.

The significant and relevant estimates and judgments applied by the Company and its subsidiaries in the preparation of these quarterly financial statements are the same as presented in the following notes: trade accounts receivable (Note 4); income and social contribution taxes (Note 7); property, plant and equipment (Note 12); intangible assets (Note 13); provision and contingencies (Note 19); net operating income (Note 24); pension plans and other post-employment benefits (Note 30); and financial instruments and risk and capital management (Note 31), disclosed in the financial statements for the year ended December 31, 2019.

3) CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Cash and banks (1)	122,578	247,260	124,513	250,168
Short-term investments (2)	7,707,337	2,859,009	8,231,742	3,143,209
Total	7,829,915	3,106,269	8,356,255	3,393,377

(1)	On September 30, 2020 and December 31, 2019, the Company and Consolidated balances included R$42,776 and R$59,657, respectively, related to the Financial Clearing House, with a Telefónica Group company (note 27).

(2)	Highly liquid short-term investments basically comprise Bank Deposit Certificates (“CDB”) and Repurchase Agreements with first tier rated financial institutions, indexed to the Interbank Deposit Certificate (“CDI”) rate, with original maturities of up to three months, and with immaterial risk of change in value. Income from these investments are recorded as financial income.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

4) TRADE ACCOUNTS RECEIVABLE

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Billed amounts	7,588,243	7,010,556	7,578,427	7,018,601
Unbilled amounts	2,264,761	2,810,033	2,302,045	2,866,196
Interconnection amounts	724,704	790,051	724,702	790,046
Amounts from related parties (Note 27)	111,536	122,231	122,159	129,904
Gross accounts receivable	10,689,244	10,732,871	10,727,333	10,804,747
Estimated impairment losses	(1,941,433)	(1,616,698)	(1,969,939)	(1,644,797)
Total	8,747,811	9,116,173	8,757,394	9,159,950

Current	8,360,145	8,675,720	8,369,728	8,719,497
Non-current	387,666	440,453	387,666	440,453

On September 30, 2020 and December 31, 2019, the consolidated balances of the contractual assets, net of estimated losses for impairment were R$137,095 and R$223,314, respectively.

Consolidated balances of non-current trade accounts receivable include:

Company / Consolidated
	09.30.20	12.31.19
Portion resale of goods to legal entities, receivable within 24 months	164,657	182,286
Portion of accounts receivable from the OI group - Bankruptcy process of companies	59,813	89,647
Vivo TECH (former Soluciona IT product) (1)	337,055	317,988
Nominal amount receivable	561,525	589,921
Deferred financial income	(36,917)	(48,086)
Present value of accounts receivable	524,608	541,835
Estimated impairment losses	(136,942)	(101,382)
Net amount receivable	387,666	440,453

(1)	The maturity schedule of the nominal amounts and the present value of the Vivo TECH product is up to five years.

There are no unsecured residual values resulting in benefits to the lessor nor contingent payments recognized as revenue for the periods.

The following are amounts receivable, net of estimated losses for impairment of accounts receivable, by maturity:

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Falling due	6,808,124	6,800,581	6,848,565	6,862,054
Overdue – 1 to 30 days	897,917	963,846	897,417	966,986
Overdue – 31 to 60 days	240,006	310,686	235,952	306,956
Overdue – 61 to 90 days	155,814	199,066	158,822	192,622
Overdue – 91 to 120 days	208,315	248,035	209,507	250,029
Overdue – over 120 days	437,635	593,959	407,131	581,303
Total	8,747,811	9,116,173	8,757,394	9,159,950

On September 30, 2020 and December 31, 2019, no customer represented more than 10% of trade accounts receivable, net.

The following table shows the changes in estimated losses for impairment of accounts receivable.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

	Company	Consolidated
Balance at 12.31.18	(1,483,726)	(1,498,134)
Supplement to estimated losses, net of reversal (Note 24)	(1,243,560)	(1,265,603)
Write-off	1,151,603	1,167,362
Business combinations (Note 1 c)	-	(11,892)
Balance at 09.30.19	(1,575,683)	(1,608,267)
Supplement to estimated losses, net of reversal	(414,859)	(416,745)
Write-off	373,844	380,215
Balance at 12.31.19	(1,616,698)	(1,644,797)
Supplement to estimated losses, net of reversal (Note 24)	(1,349,588)	(1,360,741)
Write-off	1,024,853	1,035,599
Balance at 09.30.20	(1,941,433)	(1,969,939)

5)	INVENTORIES

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Materials for resale (1)	490,781	535,459	495,886	539,822
Materials for consumption	49,744	40,652	50,780	41,584
Other inventories	4,553	23,899	4,764	24,115
Gross inventories	545,078	600,010	551,430	605,521
Estimated losses from impairment or obsolescence (2)	(29,086)	(26,527)	(30,867)	(27,518)
Total	515,992	573,483	520,563	578,003

(1)	This includes, among others, mobile phones, simcards (chip) and IT equipment in stock.

(2)	Additions and reversals of estimated impairment losses and inventory obsolescence are included in cost of sales and services (Note 24).

6)	PREPAID EXPENSES

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Fistel Fee (1)	272,996	-	272,996	-
Incremental costs - customer contracts	376,480	330,919	376,480	330,919
Advertising and publicity	97,064	249,433	97,064	249,433
Rental (2)	137,630	184,221	137,738	184,248
Software and networks maintenance (2)	108,783	33,797	109,084	33,863
Personal	29,550	29,684	29,894	30,135
Financial charges	20,124	30,521	20,124	30,521
Insurance	24,785	20,383	24,947	20,459
Taxes and other	29,495	26,091	30,242	27,007
Total	1,096,907	905,049	1,098,569	906,585

Current	937,157	684,972	938,819	686,503
Non-current	159,750	220,077	159,750	220,082

(1)	Refers to the remaining portion of the Inspection and Operation Fee amounts, which will be amortized to the result until the end of the year 2020.

(2)	On September 30, 2020 and December 31, 2019, the consolidated balances include R$6,450 and R$3,738, respectively, for software rentals and maintenance with companies of the Telefónica Group (Note 27). The variation reflects new contracts in the period.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

7)	INCOME AND SOCIAL CONTRIBUTION TAXES

a) Income and Social Contribution taxes recoverable

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Income taxes	494,305	377,878	497,917	380,314
Social contribution taxes	33,523	30,527	34,950	31,281
Total	527,828	408,405	532,867	411,595

Current	527,828	408,405	532,867	411,595
Non-current	-	-	-	-

b) Income and Social Contribution taxes payable

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Income taxes	72,844	71,692	77,062	76,483
Social contribution taxes	23,230	14,820	24,791	16,614
Total	96,074	86,512	101,853	93,097

Current	-	-	5,779	6,585
Non-current	96,074	86,512	96,074	86,512

c) Deferred taxes

Significant components of deferred income and social contribution taxes are as follows:

Company
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 09.30.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 09.30.20
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,273,484	340,814	-	1,614,298	(245,701)	-	1,368,597	281	-	1,368,878
Income and social contribution taxes on temporary differences (2)	(3,256,436)	(1,084,465)	161	(4,340,740)	(243,839)	69,529	(4,515,050)	(773,702)	(111)	(5,288,863)
Provisions for legal, labor, tax civil and regulatory contingencies	1,926,682	(100,982)	-	1,825,700	(174,394)	-	1,651,306	106,069	-	1,757,375
Trade accounts payable and other provisions	541,893	6,224	-	548,117	(30,606)	-	517,511	285,342	-	802,853
Customer portfolio and trademarks	184,603	(52,361)	-	132,242	(34,164)	-	98,078	(99,737)	-	(1,659)
Estimated losses on impairment of accounts receivable	437,679	27,023	-	464,702	8,707	-	473,409	86,704	-	560,113
Estimated losses from modems and other P&E items	176,130	7,078	-	183,208	(209)	-	182,999	3,728	-	186,727
Pension plans and other post-employment benefits	226,080	14,769	-	240,849	76,931	69,511	387,291	22,231	-	409,522
Profit sharing	128,755	(50,247)	-	78,508	40,651	-	119,159	12,275	-	131,434
Licenses	(1,853,214)	(162,247)	-	(2,015,461)	(54,083)	-	(2,069,544)	(162,247)	-	(2,231,791)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(752,076)	-	(5,353,016)	(250,692)	-	(5,603,708)	(752,076)	-	(6,355,784)
Property, plant and equipment of small value	(395,606)	33,277	-	(362,329)	73,878	-	(288,451)	(424,868)	-	(713,319)
Technological Innovation Law	(50,127)	19,359	-	(30,768)	6,203	-	(24,565)	10,177	-	(14,388)
On other temporary differences (3)	21,629	(74,282)	161	(52,492)	93,939	18	41,465	138,700	(111)	180,054
Total deferred tax liabilities	(1,982,952)	(743,651)	161	(2,726,442)	(489,540)	69,529	(3,146,453)	(773,421)	(111)	(3,919,985)

Deferred tax assets	5,339,788			5,522,833			5,377,539			5,980,243
Deferred tax liabilities	(7,322,740)			(8,249,275)			(8,523,992)			(9,900,228)
Deferred tax liabilities, net	(1,982,952)			(2,726,442)			(3,146,453)			(3,919,985)

Represented in the balance sheet as follows:
Deferred tax liabilities	(1,982,952)			(2,726,442)			(3,146,453)			(3,919,985)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Balance on 12.31.18	Income statement	Comprehensive income	Balance on 09.30.19	Income statement	Comprehensive income	Balance on 12.31.19	Income statement	Comprehensive income	Balance on 09.30.20
Deferred tax assets (liabilities)
Income and social contribution taxes on tax losses (1)	1,428,476	304,176	-	1,732,652	(252,816)	-	1,479,836	(25,280)	-	1,454,556
Income and social contribution taxes on temporary differences (2)	(3,181,331)	(1,091,209)	161	(4,272,379)	(252,426)	69,558	(4,455,247)	(774,674)	(111)	(5,230,032)
Provisions for legal, labor, tax civil and regulatory contingencies	1,965,700	(99,178)	-	1,866,522	(175,931)	-	1,690,591	105,936	-	1,796,527
Trade accounts payable and other provisions	571,734	(7,258)	-	564,476	(33,135)	-	531,341	285,072	-	816,413
Customer portfolio and trademarks	184,603	(52,361)	-	132,242	(34,164)	-	98,078	(99,737)	-	(1,659)
Estimated losses on impairment of accounts receivable	442,276	29,217	-	471,493	7,137	-	478,630	86,311	-	564,941
Estimated losses from modems and other P&E items	176,130	7,078	-	183,208	(209)	-	182,999	3,728	-	186,727
Pension plans and other post-employment benefits	226,221	14,806	-	241,027	76,940	69,540	387,507	22,253	-	409,760
Profit sharing	129,689	(50,522)	-	79,167	40,827	-	119,994	12,257	-	132,251
Licenses	(1,853,214)	(162,247)	-	(2,015,461)	(54,083)	-	(2,069,544)	(162,247)	-	(2,231,791)
Goodwill (Spanish and Navytree, Vivo Part. and GVT Part.)	(4,600,940)	(752,076)	-	(5,353,016)	(250,692)	-	(5,603,708)	(752,076)	-	(6,355,784)
Property, plant and equipment of small value	(395,606)	33,277	-	(362,329)	73,878	-	(288,451)	(424,868)	-	(713,319)
Technological Innovation Law	(50,127)	19,359	-	(30,768)	6,203	-	(24,565)	10,177	-	(14,388)
On other temporary differences (3)	22,203	(71,304)	161	(48,940)	90,803	18	41,881	138,520	(111)	180,290
Total deferred tax iabilities	(1,752,855)	(787,033)	161	(2,539,727)	(505,242)	69,558	(2,975,411)	(799,954)	(111)	(3,775,476)

Deferred tax assets	5,569,885			5,709,548			5,548,581			6,124,752
Deferred tax liabilities	(7,322,740)			(8,249,275)			(8,523,992)			(9,900,228)
Deferred tax liabilities, net	(1,752,855)			(2,539,727)			(2,975,411)			(3,775,476)

Represented in the balance sheet as follows:
Deferred tax assets of subsidiaries	230,097			186,715			171,042			144,509
Deferred tax liabilities	(1,982,952)			(2,726,442)			(3,146,453)			(3,919,985)

(1)	Under Brazilian tax legislation these may be used to offset up to 30% of annual taxable income but otherwise have no expiry date.

(2)	Amounts that will be realized upon use of the provision, upon impairment losses for trade accounts receivable, or realization of inventories, as well as reversal of other provisions.

(3)	Deferred taxes from other temporary differences, such as deferred income, renewal of licenses, disposal of structures (towers and rooftops), among others.

On September 30, 2020, deferred tax assets (income and social contribution tax losses) were not recognized in the subsidiaries' (Innoweb, TGLog, TIS, Vivo Money and Cibersegurança) accounting records, in the amount of R$63,718 (R$54,570 on December 31, 2019), as it is not probable that future taxable profits will be sufficient for offset for these subsidiaries to benefit from such tax credits.

d) Reconciliation of income tax and social contribution expense

The Company and its subsidiaries recognize income and social contribution taxes on an accrual basis, and pay taxes based on estimates in the tax auxiliary trial balance. Taxes calculated on profits up to the date of the quarterly financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of the reported tax expense and the amounts calculated by applying the statutory tax rate of 34% (income tax of 25% and social contribution tax of 9%) is shown in the table below for the periods of three and nine month ended September 30, 2020 and 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

	Company
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Income before taxes	1,493,025	1,487,823	4,255,480	4,471,592
Income and social contribution tax expenses, at the tax rate of 34%	(507,629)	(505,860)	(1,446,863)	(1,520,341)
Permanent differences
Equity pickup (Note 11)	20,202	27,363	48,422	84,905
Unclaimed interest on equity	(12,057)	(7,882)	(12,057)	(7,882)
Non-deductible expenses, gifts, incentives	(17,010)	(18,209)	(50,358)	(46,527)
Tax benefit of interest on equity allocated	221,000	-	669,800	760,920
Other (additions) exclusions	13,956	(18,122)	13,313	(15,907)
Total	(281,538)	(522,710)	(777,743)	(744,832)

Effective rate	18.9%	35.1%	18.3%	16.7%
Current income and social contribution taxes	(455)	4	(4,322)	(1,181)
Deferred income and social contribution taxes	(281,083)	(522,714)	(773,421)	(743,651)

	Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Income before taxes	1,522,048	1,529,653	4,341,880	4,598,893
Income and social contribution tax expenses, at the tax rate of 34%	(517,496)	(520,082)	(1,476,239)	(1,563,624)
Permanent differences
Equity pickup (Note 11)	(94)	(263)	358	(243)
Unclaimed interest on equity	(12,057)	(7,882)	(12,057)	(7,882)
Non-deductible expenses, gifts, incentives	(18,012)	(18,257)	(51,962)	(46,621)
Tax benefit of interest on equity allocated	221,000	-	669,800	760,920
Other (additions) exclusions	16,098	(18,056)	5,957	(14,683)
Total	(310,561)	(564,540)	(864,143)	(872,133)

Effective rate	20.4%	36.9%	19.9%	19.0%
Current income and social contribution taxes	(17,590)	(31,335)	(64,189)	(85,100)
Deferred income and social contribution taxes	(292,971)	(533,205)	(799,954)	(787,033)

e) Treatment of uncertain income tax positions

The Company and its subsidiaries are defending several assessments filed by the Federal Revenue of Brazil (“RFB”) for allegedly incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels, in the amount of R$9,997,829 on September 30, 2020 (R$9,895,728 on December 31, 2019). Management, supported by the position of its legal advisors, believes that a large part of these deductions will likely be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For tax treatments in which the Company and its subsidiaries believes that the probability of acceptance by the tax authority is less than 50%, an income tax and social contribution liability was recognized in the amount of R$96,074 on September 30, 2020 (R$86,512 on December 13, 2019), in relation to these actions (Note 7.b).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

8) TAXES, CHARGES AND CONTRIBUTIONS RECOVERABLE

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
State VAT (ICMS) (1)	2,852,901	2,663,658	2,853,556	2,664,499
PIS and COFINS (2)	754,013	2,122,746	756,350	2,125,186
Withholding taxes and contributions (3)	94,099	140,885	95,890	142,940
Fistel, ISS and other taxes	62,061	84,257	62,928	84,935
Total	3,763,074	5,011,546	3,768,724	5,017,560

Current	2,927,668	4,170,350	2,933,316	4,176,362
Non-current	835,406	841,196	835,408	841,198

(1)	Includes ICMS credits from the acquisition of property and equipment, available for offset over 48 months; requests for refund of ICMS paid on invoices that were subsequently cancelled; for the rendering of services; tax substitution; and tax rate difference; among others. Non-current consolidated amounts include credits arising from the acquisition of property and equipment of R$548,352 and R$537,209 on September 30, 2020 and December 31, 2019, respectively.

(2)	The current balances on September 30, 2020 and December 31, 2019 include tax credits for PIS and COFINS plus interest accruals based on the SELIC, in the amounts of R$676,099 and R$2,046,274, respectively, arising from the final judicial processes on May 17, 2018, August 28, 2018 and May 5, 2020 in favor of the Company and its subsidiary, which recognized the right to deduct ICMS from the basis of the calculation of PIS and COFINS contributions for the periods from July 2002 to June 2017, July 2004 to June 2013 and November 2001 to March 2016, respectively.

The Company has two other lawsuits of the same nature in progress (including lawsuit of company that have already been merged - Telemig), treated as contingent assets, which cover several periods between February 2002 and June 2017, with estimated amounts between R$1,762 million and R$1,938 million.

(3)	Withholding income tax (“IRRF”) credits on short-term investments, interest on equity and others, which are retained in operations for the period and social contribution tax withheld at source on services provided to public agencies.

9)	JUDICIAL DEPOSITS AND GARNISHMENTS

When granted suspension of tax liability, judicial deposits, are required to be made by law to enable claims discussions to proceed.

Judicial deposits are recorded at historical cost-plus legal indexation/interest accruals.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Judicial deposits
Tax	1,311,891	1,861,387	1,460,985	2,007,074
Civil	973,080	1,047,404	975,938	1,049,922
Labor	233,262	307,934	239,933	316,009
Regulatory	265,260	261,005	265,260	261,005
Total	2,783,493	3,477,730	2,942,116	3,634,010
Garnishments	31,640	36,117	32,530	36,875
Total	2,815,133	3,513,847	2,974,646	3,670,885

Current	203,361	277,007	204,246	277,468
Non-current	2,611,772	3,236,840	2,770,400	3,393,417

The table below presents the classified balances on September 30, 2020 and December 31, 2019 of the tax judicial deposits (classified by tax).

	09.30.20	12.31.19
Corporate Income Tax (IRPJ) and Social Contribution Tax (CSLL) (1)	92,638	575,426
Universal Telecommunication Services Fund (FUST)	524,360	518,372
State Value-Added Tax (ICMS)	323,780	269,483
Social Contribution Tax for Intervention in the Economic Order (CIDE)	289,321	286,270
Social Security, work accident insurance (SAT) and funds to third parties (INSS)	35,975	140,186
Withholding Income Tax (IRRF)	58,163	57,142
Telecommunications Inspection Fund (FISTEL)	46,719	46,167
Contribution tax on gross revenue for Social Integration Program (PIS) and for Social Security Financing (COFINS)	33,345	34,983
Other taxes, charges and contributions	56,684	79,045
Total	1,460,985	2,007,074

(1) On July 13, 2020, the 2nd Federal Court of Maringá - PR issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, referring to the tax use of goodwill generated in operations to incorporate subsidiaries, in the updated amount of R$490,604, which was deposited in favor of the Company on July 20, 2020.

10)	OTHER ASSETS

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Surplus from post-employment benefit plans (Note 29) (1)	181,065	220,858	181,156	220,939
Advances to employees and suppliers	235,813	71,330	194,369	73,849
Receivables from suppliers	152,661	167,540	152,661	167,540
Related-party receivables (Note 27)	58,558	63,020	73,438	64,966
Goods for sale (2)	-	76,912	-	76,912
Other amounts receivable (3)	34,826	18,711	21,872	14,123
Total	662,923	618,371	623,496	618,329

Current	458,106	382,959	418,313	382,591
Non-current	204,817	235,412	205,183	235,738

(1)	On September 30, 2020 and December 31, 2019, includes R$169,832 and R$209,347, respectively, referring to the distribution of the PBS-A surplus (Note 29).

(2)	Refers to the balance of property, plant and equipment available for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (note 12). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the Transaction by the Administrative Council for Economic Defense (“CADE”).

(3)	On September 30, 2020 and December 31, 2019, includes R$12,142 and R$10,226, respectively, from a subletting agreement in the Curitiba Data Center, for a period of 22 years and of structures (towers and rooftops) for a period of 10 years (this occurred in the 1st quarter of 2020). There are no unsecured residual amounts that result in lessor benefits and no contingent payments recognized as income during the period (Note 12).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

11) INVESTMENTS

a)	Information on investees

The information related to subsidiaries and jointly-controlled entities is unchanged from Note 11) Investments, to the December 31, 2019 financial statements, except for investments in Vivo Money and Cibersegurança (Note 1.c).

The following is a summary of the significant financial information on the investees in which the Company holds a stake including changes as described in Note 2 d).

	09.30.20						12.31.19
	Subsidiaries					Joint ventures	Subsidiaries			Joint ventures
	Terra Networks Consolidated	Vivo Money (Note 1.c)	TGLog	Cibersegurança (Note 1.c)	POP Consolidated	Aliança / AIX / ACT	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT

Equity interest	100.00%	100.00%	99.99%	100.00%	99.99%	50.00%	100.00%	99.99%	99.99%	50.00%

Summary of balance sheets:
Current assets	622,761	1,980	29,884	166	73,261	312,936	444,611	37,178	65,935	221,183
Non-current assets	262,329	-	7,974	-	54,342	9,322	288,953	6,217	53,303	10,556
Total assets	885,090	1,980	37,858	166	127,603	322,258	733,564	43,395	119,238	231,739

Current liabilities	515,962	3	17,189	301	8,791	6,945	275,878	24,572	7,842	7,140
Non-current liabilities	118,204	-	8,225	-	47,786	17,621	123,084	6,871	45,688	16,773
Equity	250,924	1,977	12,444	(135)	71,026	297,692	334,602	11,952	65,708	207,826
Total liabilities and equity	885,090	1,980	37,858	166	127,603	322,258	733,564	43,395	119,238	231,739

Investment Book value	250,924	1,977	12,444	(135)	71,026	148,846	334,602	11,952	65,708	103,913

Nine-month periods ended
	09.30.20						09.30.19
	Subsidiaries					Joint ventures	Subsidiaries			Joint ventures
Summary of Income Statements:	Terra Networks Consolidated	Vivo Money (Note 1.c)	TGLog	Cibersegurança (Note 1.c)	POP Consolidated	Aliança / AIX / ACT	Terra Networks Consolidated	TGLog	POP Consolidated	Aliança / AIX / ACT
Net operating income	459,638	-	41,352	-	15,036	34,534	584,877	44,728	20,481	33,604
Operating costs and expenses	(243,435)	(7)	(40,512)	(134)	(8,119)	(32,396)	(221,823)	(44,450)	(12,339)	(35,704)
Financial income (expenses), net	3,035	(16)	(348)	(1)	1,276	470	4,613	(572)	2,222	672
Income and social contribution taxes	(83,526)	-	-	-	(2,875)	(503)	(123,701)	-	(3,600)	-
Net income (loss) for the period	135,712	(23)	492	(135)	5,318	2,105	243,966	(294)	6,764	(1,428)

Equity pickup, according to interest held	135,712	(23)	492	(135)	5,318	1,053	243,966	(294)	6,764	(714)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

b)	Changes in investments

	Subsidiaries					Joint ventures
	Terra Networks Consolidated	Vivo Money (Note 2.d)	TGLog	Cibersegurança (Note 2.d) (1)	POP Consolidated	Aliança / AIX / ACT	Other investments	Total investments - Company	Eliminations	Total investments - Consolidated
Balance on 12.31.18	316,911	-	9,712	-	55,828	101,302	355	484,108	(382,451)	101,657
Equity pick-up	243,966	-	(294)	-	6,764	(714)	-	249,722	(250,436)	(714)
Dividends and interest on equity (Note 17)	(153,875)	-	-	-	-	-	-	(153,875)	153,875	-
Equity transactions (Note 1.c)	(48,135)	-	-	-	-	-	-	(48,135)	48,135	-
Other	66	-	-	-	-	-	-	66	(66)	-
Other comprehensive income (Note 22)	-	-	-	-	-	2,205	36	2,241	-	2,241
Balance on 09.30.19	358,933	-	9,418	-	62,592	102,793	391	534,127	(430,943)	103,184
Equity pick-up	47,874	-	417	-	3,116	1,466	-	52,873	(51,407)	1,466
Dividends and interest on equity (Note 17)	(72,900)	-	-	-	-	-	-	(72,900)	72,900	-
Other comprehensive income (Note 22)	695	-	2,117	-	-	(346)	(53)	2,413	(2,812)	(399)
Balance on 12.31.19	334,602	-	11,952	-	65,708	103,913	338	516,513	(412,262)	104,251
Investment acquisition - capital contribution	-	2,000	-	-	-	-	-	2,000	(2,000)	-
Equity transactions (Note 1.c)	7	-	-	-	-	-	-	7	(7)	-
Equity pick-up	135,712	(23)	492	(135)	5,318	1,053	-	142,417	(141,364)	1,053
Dividends and interest on equity (Note 17)	(219,397)	-	-	-	-	-	-	(219,397)	219,397	-
Other comprehensive income (Note 22)	-	-	-	-	-	43,880	326	44,206	-	44,206
Balance on 09.30.20	250,924	1,977	12,444	(135)	71,026	148,846	664	485,746	(336,236)	149,510

(1)	The amount of R$135 referring to equity accounting on Cibersegurança, was recognized in the parent company as “unsecured liability” and eliminated on consolidation.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

12)	PROPERTY, PLANT AND EQUIPMENT

a) Breakdown, changes and depreciation rates

Company
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Annual depreciation rate (%)	2,50% a 92,31%	6,67% a 66,67%	2,50% a 92,31%		10,00% a 25,00%
Balances and changes:
Balance on 12.31.18	24,668,209	2,571,019	3,766,984	314,832	832,898	(156,892)	2,112,089	34,109,139
Initial adoption IFRS 16 effects	91,836	-	8,525,095	-	-	-	-	8,616,931
Additions	71,276	112,472	1,454,523	-	156,265	(12,227)	4,742,967	6,525,276
Write-offs, net (2)	(7,954)	(198)	(21,747)	(2,650)	(1,032)	2,820	(11,750)	(42,511)
Net transfers	3,168,698	846,995	385,445	-	85,777	-	(4,552,336)	(65,421)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation (Note 24)	(2,702,523)	(1,056,077)	(1,841,555)	-	(218,402)	-	-	(5,818,557)
Balance on 09.30.19	25,289,236	2,474,211	12,085,955	281,597	788,363	(166,299)	2,290,970	43,044,033
Additions	43,241	30,398	335,561	-	100,797	(8,238)	1,832,846	2,334,605
Write-offs, net (2)	(9,114)	(70)	(117,115)	(3,085)	(1,111)	720	(10,000)	(139,775)
Net transfers	1,096,875	452,336	118,381	-	2,368	-	(1,689,808)	(19,848)
Transfers of goods destined for sale (3)	(877)	-	(75,695)	-	-	-	(340)	(76,912)
Depreciation	(1,234,050)	(370,786)	(628,930)	-	(76,968)	-	-	(2,310,734)
Balance on 12.31.19	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369
Additions	123,307	64,684	1,078,840	-	109,502	(272)	3,998,469	5,374,530
Write-offs, net (2)	(5,186)	(150)	(49,773)	(3,702)	(2,091)	2,454	(11,094)	(69,542)
Net transfers	2,873,086	988,298	280,299	-	6,783	-	(4,293,677)	(145,211)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(2,996,488)	(1,125,312)	(1,945,249)	-	(209,615)	-	-	(6,276,664)
Balance on 09.30.20	25,180,030	2,513,609	11,080,895	274,810	718,028	(171,635)	2,117,366	41,713,103

Balance on 12.31.19
Cost	83,028,052	19,328,623	26,247,199	278,512	5,057,004	(173,817)	2,423,668	136,189,241
Accumulated depreciation	(57,842,741)	(16,742,534)	(14,529,042)	-	(4,243,555)	-	-	(93,357,872)
Total	25,185,311	2,586,089	11,718,157	278,512	813,449	(173,817)	2,423,668	42,831,369

Balance on 09.30.20
Cost	85,866,505	20,323,383	27,344,270	274,810	5,157,332	(171,635)	2,117,366	140,912,031
Accumulated depreciation	(60,686,475)	(17,809,774)	(16,263,375)	-	(4,439,304)	-	-	(99,198,928)
Total	25,180,030	2,513,609	11,080,895	274,810	718,028	(171,635)	2,117,366	41,713,103

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Switching and transmission equipment	Terminal equipment / modems	Infrastructure	Land	Other P&E	Estimated losses (1)	Assets and facilities under construction	Total
Annual depreciation rate (%)	2.50% to 92.31%	6.67% to 66.67%	2.50% to 92.31%		10.00% to 25.00%
Balances and changes:
Balance on 12.31.18	24,668,212	2,571,084	3,769,088	314,832	836,107	(156,892)	2,112,896	34,115,327
Initial adoption IFRS 16 effects	91,836	-	8,526,236	-	-	-	-	8,618,072
Additions	71,276	112,526	1,454,623	-	156,376	(12,227)	4,743,082	6,525,656
Write-offs, net (2)	(7,954)	(198)	(22,741)	(2,650)	(1,072)	2,820	(11,767)	(43,562)
Net transfers	3,168,698	847,031	385,631	-	85,777	-	(4,552,742)	(65,605)
Transfers of goods destined for sale (3)	(306)	-	(172,480)	(30,585)	(67,143)	-	-	(270,514)
Subletting (4)	-	-	(10,310)	-	-	-	-	(10,310)
Depreciation (Note 24)	(2,702,523)	(1,056,094)	(1,842,259)	-	(219,402)	-	-	(5,820,278)
Business combinations (Note 1 c)	-	9	343	-	10,551	(691)	-	10,212
Balance on 09.30.19	25,289,239	2,474,358	12,088,131	281,597	801,194	(166,990)	2,291,469	43,058,998
Additions	43,241	30,449	335,562	-	102,478	(8,238)	1,833,214	2,336,706
Write-offs, net (2)	(9,115)	(70)	(117,116)	(3,085)	(1,110)	720	(9,983)	(139,759)
Net transfers	1,096,875	452,337	118,379	-	2,323	-	(1,689,809)	(19,895)
Transfers of goods destined for sale (3)	(877)	-	(75,695)	-	-	-	(340)	(76,912)
Depreciation	(1,234,049)	(370,796)	(629,197)	-	(77,832)	-	-	(2,311,874)
Balance on 12.31.19	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264
Additions	123,307	64,715	1,078,843	-	112,627	(272)	3,998,085	5,377,305
Write-offs, net (2)	(5,186)	(150)	(49,772)	(3,702)	(2,128)	2,454	(11,094)	(69,578)
Net transfers	2,873,086	988,298	280,299	-	6,783	-	(4,293,677)	(145,211)
Subletting (4)	-	-	(1,379)	-	-	-	-	(1,379)
Depreciation (Note 24)	(2,996,488)	(1,125,346)	(1,946,055)	-	(212,239)	-	-	(6,280,128)
Balance on 09.30.20	25,180,033	2,513,795	11,082,000	274,810	732,096	(172,326)	2,117,865	41,728,273

Balance on 12.31.19
Cost	83,028,079	19,329,470	26,269,769	278,512	5,218,153	(174,508)	2,424,551	136,374,026
Accumulated depreciation	(57,842,765)	(16,743,192)	(14,549,705)	-	(4,391,100)	-	-	(93,526,762)
Total	25,185,314	2,586,278	11,720,064	278,512	827,053	(174,508)	2,424,551	42,847,264

Balance on 09.30.20
Cost	85,866,533	20,324,260	27,366,839	274,810	5,321,567	(172,326)	2,117,865	141,099,548
Accumulated depreciation	(60,686,500)	(17,810,465)	(16,284,839)	-	(4,589,471)	-	-	(99,371,275)
Total	25,180,033	2,513,795	11,082,000	274,810	732,096	(172,326)	2,117,865	41,728,273

(1)	The Company and its subsidiaries recognized estimated losses and write-offs (when applicable) for potential obsolescence of materials used for property and equipment maintenance, based on historical experience and expected future use.

(2)	Infrastructure, includes R$44,362 in 2020 and R$105,952 in 2019, for cancellation of lease agreements (Note 19).

(3)	Refers to assets sold from the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 with the settlement on July 24, 2019.

It also includes property, plant and equipment intended for sale, resulting from the contract entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 10). On February 7, 2020, this transaction was concluded.

(4)	Refers to the lease for structures (towers and rooftops) in 2020 and for areas in the Curitiba data center in 2019.

There were no changes in useful lives or depreciation rates for September 30, 2020 and December 31, 2019.

b)	Additional information on leases

Changes in leases, after the adoption of IFRS 16, incorporated in the asset tables (Note 12.a), are as follows.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Switching and transmission equipment	Infrastructure	Other	Total

Annual depreciation rate (%)	5.00 to 92.31	3.05 to 92.31	20.00

Balances and changes:
Balance on 12.31.18 (1)	186,554	189,455	10,950	386,959
Initial Adoption in 01.01.19	91,836	8,526,236	-	8,618,072
Additions	18,315	1,402,742	-	1,421,057
Subletting (Note 12.a)	-	(10,310)	-	(10,310)
Depreciation and write-offs, net (IAS 17)	(10,155)	(28,797)	(5,797)	(44,749)
Depreciation (IFRS 16)	(14,723)	(1,376,049)	-	(1,390,772)
Cancellation of contracts	-	(12,065)	-	(12,065)
Balance on 09.30.19	271,827	8,691,212	5,153	8,968,192
Additions	88,793	294,091	-	382,884
Depreciation (IAS 17)	(3,385)	(8,482)	(1,933)	(13,800)
Depreciation (IFRS 16)	(10,929)	(481,249)	-	(492,178)
Cancellation of contracts	-	(93,887)	-	(93,887)
Balance on 12.31.19	346,306	8,401,685	3,220	8,751,211
Additions	108,817	990,686	10,672	1,110,175
Subletting (Note 12.a)	-	(1,379)	-	(1,379)
Depreciation (IAS 17)	(10,155)	(23,344)	(3,221)	(36,720)
Depreciation (IFRS 16)	(20,595)	(1,513,429)	(45)	(1,534,069)
Cancellation of contracts	(420)	(44,362)	-	(44,782)
Balance on 09.30.20	423,953	7,809,857	10,626	8,244,436

(1) Includes lease under IAS 17 and provision for dismantling at conclusion of leases.

c) Property and equipment items pledged in guarantee

On September 30, 2020, the Company had property and equipment pledged in guarantee for lawsuits, of R$81,318 (R$81,416 on December 31, 2019).

d) Reversible assets

The STFC service concession arrangement establishes that all assets owned by the Company and that are indispensable to the provision of the services described in the arrangement are considered “reversible” (returnable to the concession authority). On September 30, 2020, estimated value of reversible assets was R$7,007,273 (R$7,364,456 on December 31, 2019), which comprised switching and transmission equipment and public use terminals, external network equipment, energy, system and operational support equipment.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

13) INTANGIBLE ASSETS

a) Breakdown, changes and amortization rates

Company
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00	11.76	5.13	3.60 to 6.67	20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,244,525	1,429,274	989,410	13,056,137	49,447	(499)	389,677	42,220,392
Additions	-	234,826	-	-	-	-	-	1,133,064	1,367,890
Write-offs, net (1)	(3,249)	(9)	-	-	-	-	-	-	(3,258)
Net transfers	-	1,159,842	-	-	-	(65)	-	(1,094,356)	65,421
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Amortization (Note 24)	-	(903,520)	(412,191)	(63,154)	(728,110)	(2,952)	-	-	(2,109,927)
Balance on 09.30.19	23,059,172	3,734,127	1,017,083	926,256	12,328,027	46,430	(499)	428,385	41,538,981
Additions	-	137,149	-	-	-	-	-	256,896	394,045
Write-offs, net	-	(5,057)	-	-	-	-	-	-	(5,057)
Net transfers	-	155,149	-	-	-	1	-	(135,302)	19,848
Amortization	-	(330,801)	(88,250)	(21,051)	(236,206)	(777)	-	-	(677,085)
Balance on 12.31.19	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732
Additions	-	370,292	-	-	-	-	(12,230)	719,537	1,077,599
Write-offs, net	-	-	-	-	-	-	-	-	-
Net transfers	-	1,077,562	-	-	-	-	-	(932,351)	145,211
Amortization (Note 24)	-	(1,046,836)	(228,667)	(63,154)	(683,047)	(2,326)	-	-	(2,024,030)
Balance on 09.30.20	23,059,172	4,091,585	700,166	842,051	11,408,774	43,328	(12,729)	337,165	40,469,512

Balance on 12.31.19
Cost	23,059,172	18,198,545	4,513,278	1,658,897	20,244,219	269,918	(499)	549,979	68,493,509
Accumulated amortization	-	(14,507,978)	(3,584,445)	(753,692)	(8,152,398)	(224,264)	-	-	(27,222,777)
Total	23,059,172	3,690,567	928,833	905,205	12,091,821	45,654	(499)	549,979	41,270,732

Balance on 09.30.20
Cost	23,059,172	19,644,389	4,513,278	1,658,897	20,244,219	269,557	(12,729)	337,165	69,713,948
Accumulated amortization	-	(15,552,804)	(3,813,112)	(816,846)	(8,835,445)	(226,229)	-	-	(29,244,436)
Total	23,059,172	4,091,585	700,166	842,051	11,408,774	43,328	(12,729)	337,165	40,469,512

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Indefinite useful life	Finite useful life
	Goodwill	Software	Customer portfolio	Trademarks	Licenses	Other intangible assets	Estimated losses for software	Software under development	Total

Annual amortization rate (%)		20.00 to 50.00	11.76 to 12.85	5.13 to 66.67	3.60 to 6.67	6.67 to 20.00

Balances and changes:
Balance on 12.31.18	23,062,421	3,245,042	1,429,274	989,410	13,056,137	49,523	(499)	389,677	42,220,985
Additions	-	236,385	-	-	-	-	-	1,133,801	1,370,186
Write-offs, net (1)	(3,249)	(8)	-	-	-	-	-	-	(3,257)
Net transfers	-	1,159,839	-	-	-	(65)	-	(1,094,169)	65,605
Transfers of goods destined for sale (2)	-	(1,537)	-	-	-	-	-	-	(1,537)
Business combinations (Note 1 c)	-	596	-	-	-	-	-	-	596
Amortization (Note 24)	-	(903,851)	(412,191)	(63,154)	(728,110)	(2,952)	-	-	(2,110,258)
Balance on 09.30.19	23,059,172	3,736,466	1,017,083	926,256	12,328,027	46,506	(499)	429,309	41,542,320
Additions	-	138,305	-	-	-	-	-	256,930	395,235
Write-offs, net	-	(5,058)	-	-	-	(58)	-	-	(5,116)
Net transfers	-	155,139	-	-	-	59	-	(135,303)	19,895
Amortization	-	(331,098)	(88,250)	(21,051)	(236,206)	(777)	-	-	(677,382)
Balance on 12.31.19	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952
Additions	-	372,155	-	-	-	-	(12,230)	719,931	1,079,856
Write-offs, net	-	-	-	-	-	-	-	-	-
Net transfers	-	1,077,769	-	-	-	-	-	(932,558)	145,211
Amortization (Note 24)	-	(1,047,826)	(228,667)	(63,154)	(683,047)	(2,327)	-	-	(2,025,021)
Balance on 09.30.20	23,059,172	4,095,852	700,166	842,051	11,408,774	43,403	(12,729)	338,309	40,474,998

Balance on 12.31.19
Cost	23,059,172	18,310,812	4,513,278	1,658,897	20,244,219	270,000	(499)	550,936	68,606,815
Accumulated amortization	-	(14,617,058)	(3,584,445)	(753,692)	(8,152,398)	(224,270)	-	-	(27,331,863)
Total	23,059,172	3,693,754	928,833	905,205	12,091,821	45,730	(499)	550,936	41,274,952

Balance on 09.30.20
Cost	23,059,172	19,758,727	4,513,278	1,658,897	20,244,219	269,639	(12,729)	338,309	69,829,512
Accumulated amortization	-	(15,662,875)	(3,813,112)	(816,846)	(8,835,445)	(226,236)	-	-	(29,354,514)
Total	23,059,172	4,095,852	700,166	842,051	11,408,774	43,403	(12,729)	338,309	40,474,998

(1)	Refers to proportional write-off of R$3,249 in July 2019 from the sale of the Tamboré and Curitiba (CIC) data centers, pursuant to paragraph 86 of IAS 36. The information related to goodwill is the same as in Note 13.d) Goodwill, to the December 31, 2019 financial statements.

(2)	Refers to assets sold from the Tamboré and Curitiba (CIC) data centers to a company controlled by Asterion Industrial Partners SGEIC, SA, pursuant to an agreement entered into by the Company on May 8, 2019 and with settlement on July 24, 2019.

There were no changes in useful lives or amortization rates for September 30, 2020 and December 31, 2019.

14)	PERSONNEL, SOCIAL CHARGES AND BENEFITS

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Social charges and benefits	612,675	381,935	639,467	400,470
Profit sharing	301,357	302,972	306,913	308,918
Share-based payment plans (Note 28)	75,450	39,723	76,185	40,523
Salaries and wages	31,276	35,522	32,681	38,363
Total	1,020,758	760,152	1,055,246	788,274

Current	955,820	724,194	990,208	752,246
Non-current	64,938	35,958	65,038	36,028

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

15)	TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Sundry suppliers (Opex, Capex, Services e Material)	6,060,790	5,974,484	6,059,582	5,958,280
Related parties (Note 27)	415,188	379,933	433,869	405,271
Amounts payable (operators, cobilling)	264,384	286,851	196,166	232,264
Interconnection / interlink	180,211	275,984	180,211	275,984
Total	6,920,573	6,917,252	6,869,828	6,871,799

16) TAXES, CHARGES AND CONTRIBUTIONS PAYABLE

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Fistel (1)	671,145	-	671,145	-
ICMS	786,507	858,493	835,138	906,447
PIS and COFINS	318,888	324,261	334,050	331,863
Fust and Funttel	88,598	89,394	88,598	89,394
ISS, CIDE and other taxes	50,481	83,155	61,346	97,163
Total	1,915,619	1,355,303	1,990,277	1,424,867

Current	1,651,281	1,116,229	1,677,993	1,139,812
Non-current	264,338	239,074	312,284	285,055

(1) On April 15, 2020, provisional measure 952 was published in the Official Gazette (“DOU”), extending the deadline for payment of Fistel from March 31, 2020 to August 31, 2020, with no impact additional penalty or interest. On August 12, 2020, the Company made a partial payment of R$416,475. The residual balance refers to the suspended payment according to the decision of the Federal Regional Court of the First Region, published on March 18, 2020.

17)	DIVIDENDS AND INTEREST ON EQUITY (IOE)

a)	Dividends and interest on equity receivable

Company
Balance on 12.31.18	51,785
Terra Networks supplementary dividends for 2018	153,875
Receipt of dividends from Terra Networks	(205,660)
Balance on 09.30.19	-
Terra Networks mandatory minimum dividend of 2019	72,900
Balance on 12.31.19	72,900
Terra Networks supplementary dividends for 2019	219,397
Balance on 09.30.20	292,297

For the cash flow statement, interest on equity and dividends received from the subsidiary are allocated to the “Investing Activities” group of accounts.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

b)	Dividends and interest on equity payable

b.1) Breakdown:

	Company/Consolidated
	09.30.20	12.31.19
Telefónica	1,147,383	948,662
Telefónica Latinoamérica Holding	952,851	787,823
SP Telecomunicações Participações	723,343	598,064
Telefónica Chile	2,016	1,667
Non-controlling interest	1,481,058	1,251,201
Total	4,306,651	3,587,417

b.2) Changes:

Company/ Consolidated
Balance on 12.31.18	4,172,916
Supplementary dividends for 2018	2,468,684
Interim interest on equity (net of IRRF)	1,902,300
Unclaimed dividends and interest on equity	(31,335)
Payment of dividends and interest on equity	(2,653,518)
IRRF on shareholders exempt/immune from interest on equity	5,757
Balance on 09.30.19	5,864,804
Interim interest on equity (net of IRRF) and dividends	1,297,500
Unclaimed dividends and interest on equity	(51,563)
Payment of dividends and interest on equity	(3,523,324)
Balance on 12.31.19	3,587,417
Supplementary dividends for 2019	2,195,575
Interim interest on equity (net of IRRF)	1,674,500
Unclaimed dividends and interest on equity	(35,462)
Payment of dividends and interest on equity	(3,120,150)
IRRF on shareholders exempt/immune from interest on equity	4,771
Balance on 09.30.20	4,306,651

For the cash flow statement, interest on equity and dividends paid to shareholders are recognized in “Financing Activities”.

The rights to receive unclaimed interest on equity and dividends prescribe after three years from the initial date available for payment. When dividends and interest on equity expire, these amounts are reversed to retained earnings.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

18) PROVISIONS AND CONTINGENCIES

The Company and its subsidiaries are party to administrative and judicial proceedings and labor, tax, regulatory and civil claims filed in different courts. Management, under the advice of its legal counsel, recognized provision for proceedings for which an unfavorable outcome is considered probable.

Breakdown of changes in provision for cases in which an unfavorable outcome is probable, in addition to contingent liabilities and provision for dismantling are as follows:

Company
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	746,752	1,867,529	995,740	1,022,216	827,275	672,621	6,132,133
Additions (reversal), net (Note 25)	99,961	80,958	218,373	90,356	(16,079)	(24,448)	449,121
Other additions (reversal)	-	-	(636)	-	-	44,740	44,104
Write-offs due to payment	(370,320)	(16,442)	(657,869)	(7,481)	-	-	(1,052,112)
Interest accruals	65,267	85,965	196,941	55,349	16,258	35,711	455,491
Balance on 09.30.19	541,660	2,018,010	752,549	1,160,440	827,454	728,624	6,028,737
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	43,361	(48,244)	143,557	3,278	(907)	(65,711)	75,334
Other additions (reversal)	-	-	(930)	-	-	(48,931)	(49,861)
Write-offs due to payment	(101,039)	(348,543)	(173,089)	(35,587)	-	-	(658,258)
Interest accruals	29,949	(62,899)	66,256	17,605	5,175	21,880	77,966
Balance on 12.31.19	513,931	1,489,379	788,343	1,145,736	831,722	635,862	5,404,973
Additions (reversal), net (Note 25)	99,199	119,411	282,659	79,427	(15,766)	(4,257)	560,673
Other additions (reversal) (1)	-	-	(2,005)	-	-	(243,680)	(245,685)
Write-offs due to payment	(206,917)	(22,915)	(399,013)	(26,050)	-	-	(654,895)
Interest accruals	77,637	115,142	190,086	36,790	7,648	4,735	432,038
Balance on 09.30.20	483,850	1,701,017	860,070	1,235,903	823,604	392,660	5,497,104

Balance on 12.31.19
Current	227,114	-	113,156	25,008	-	-	365,278
Non-current	286,817	1,489,379	675,187	1,120,728	831,722	635,862	5,039,695

Balance on 09.30.20
Current	185,829	-	140,693	66,529	-	51	393,102
Non-current	298,021	1,701,017	719,377	1,169,374	823,604	392,609	5,104,002

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Provisions for contingencies
	Labor	Tax	Civil	Regulatory	Contingent liabilities (PPA)	Provision for dismantling	Total
Balance on 12.31.18	779,686	1,951,897	1,004,803	1,022,216	827,275	673,448	6,259,325
Additions (reversal), net (Note 25)	104,644	80,963	220,031	90,356	(16,079)	(24,448)	455,467
Other additions (reversal)	(1,088)	-	(1,278)	-	-	44,740	42,374
Write-offs due to payment	(377,463)	(16,449)	(659,362)	(7,481)	-	-	(1,060,755)
Interest accruals	68,488	87,677	198,070	55,349	16,258	35,711	461,553
Business combinations (Note 1 c)	7,805	-	7	-	-	-	7,812
Balance on 09.30.19	582,072	2,104,088	762,271	1,160,440	827,454	729,451	6,165,776
Initial adoption IFRC 23	-	(68,945)	-	-	-	-	(68,945)
Additions (reversal), net	47,461	(48,244)	143,977	3,278	(907)	(65,711)	79,854
Other additions (reversal)	(4,621)	-	(1,103)	-	-	(48,931)	(54,655)
Write-offs due to payment	(108,076)	(348,543)	(174,217)	(35,587)	-	-	(666,423)
Interest accruals	31,038	(62,407)	66,520	17,605	5,175	21,880	79,811
Balance on 12.31.19	547,874	1,575,949	797,448	1,145,736	831,722	636,689	5,535,418
Additions (reversal), net (Note 25)	91,396	119,435	284,309	79,427	(15,766)	(4,257)	554,544
Other additions (reversal) (1)	6,142	-	(5,752)	-	-	(243,680)	(243,290)
Write-offs due to payment	(213,224)	(22,944)	(400,428)	(26,050)	-	-	(662,646)
Interest accruals	79,146	116,063	192,467	36,790	7,648	4,735	436,849
Balance on 09.30.20	511,334	1,788,503	868,044	1,235,903	823,604	393,487	5,620,875

Balance on 12.31.19
Current	236,130	-	113,307	25,008	-	-	374,445
Non-current	311,744	1,575,949	684,141	1,120,728	831,722	636,689	5,160,973

Balance on 09.30.20
Current	189,677	-	142,199	66,529	-	51	398,456
Non-current	321,657	1,788,503	725,845	1,169,374	823,604	393,436	5,222,419

(1) Provision for dismantling: refers to the reversal resulting from the review of costs for dismantling technical sites.

a) Labor provision and contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.20	12.31.19	09.30.20	12.31.19
Provisions	483,850	513,931	511,334	547,874
Possible contingencies	1,406,306	422,826	1,436,281	452,070

Labor provision and contingencies involve labor claims filed by former employees and outsourced employees (the latter involving subsidiary or joint liability) claiming for, among other issues, overtime, salary equalization, post-retirement benefits, allowance for health hazard and risk premium, and matters relating to outsourcing. The variation of R$984,211 in possible contingencies was due to new actions and revaluations that occurred in the period, due to the progress of the lawsuits.

The Company is also a defendant in labor claims filed by retired former employees who are covered by the Retired Employees Medical Assistance Plan ("PAMA"), and, among other issues, are demanding the cancellation of amendments to this plan. There are currently five actions underway with this object. In one of them, a decision by the Superior Labor Court is awaited. The other actions are at a less advanced stage. Most of these claims await a decision by the Superior Labor Court. Based on the position of its legal counsel and recent decisions of the courts, management considers the risk of loss from these claims to be possible. No amount has been specified for these claims, since is not possible to estimate the cost to the Company in the event of loss.

In addition, the Company is a party to Public Civil Actions filed by the Public Prosecution Service to cause the Company to cease hiring service provider to carry out the Company's core activities. In August 2018, the majority of the Federal Supreme Court (“STF”) Ministers ruled the outsourcing to be legally valid, including core activities, enabling the subsidiary to provide services. As a result of this decision, most of the Public Civil Actions have already had decisions based on the legality of outsourcing in the analyzed contract and the consequent filing of the processes. However, awaiting judgment of the motion for clarification to clarify the scope of said decision, including for cases that have already been res judicata, an opportunity in which the application of said decision will be evaluated in each of the residual processes in which the topic is discussed. In view of these considerations, there are still no conditions to estimate amounts or possible losses for the Company.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

b) Tax provision and contingencies

The Company and its subsidiaries are defending various assessments filed by the Federal Revenue of Brazil (“RFB”) for alleged incorrect deductions of expenses, mainly related to the amortization of goodwill, at various administrative and judicial levels. Management, supported by the position of its legal advisors, believes that a large part of these deductions will probably be accepted in decisions of higher courts of last resort (acceptance probability greater than 50%).

For cases in which the Company and its subsidiaries believe that the probability of acceptance by the tax authority is less than 50% a provision is recognized.

Details of above cases are disclosed in Note 7 (e).

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.20	12.31.19	09.30.20	12.31.19
Provisions	1,701,017	1,489,379	1,788,503	1,575,949
Federal	529,994	486,659	617,480	573,229
State	626,143	466,164	626,143	466,164
Municipal	33,400	34,915	33,400	34,915
FUST	511,480	501,641	511,480	501,641
Possible contingencies	27,829,680	25,451,648	28,494,446	26,104,867
Federal	3,148,966	2,206,080	3,178,102	2,233,733
State	16,090,251	14,859,455	16,700,350	15,460,028
Municipal	658,515	662,119	665,758	669,114
FUST, FUNTTEL and FISTEL	7,931,948	7,723,994	7,950,236	7,741,992

b.1) Tax provisions

Management, under advice of legal counsel, believes that the following losses are probable in the federal, state, municipal and regulatory (FUST) tax proceedings:

Federal taxes

The Company and/or its subsidiaries are party to administrative and legal proceedings at the federal level relating to: (i) claims for the non-ratification of compensation and refund requests formulated; (ii) IRRF and CIDE on remittances abroad related to technical and administrative assistance and similar services, as well as royalties; (iii) withholding income tax on interest on equity; (iv) Social Investment Fund (Finsocial) offset amounts; (v) additional charges to the PIS and COFINS tax base, as well as additional charges to COFINS required by Law No. 9,718/98; and (vi) ex-tariff, cancellation of the benefits under CAMEX Resolution No. 6, increase in the import duty from 4% to 28%.

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings at the state level relating to ICMS, regarding: (i) disallowance credits; (ii) non-taxation of alleged telecommunications services; (iii) tax credit for challenges/disputes over telecommunication services not provided or wrongly charged (Agreement 39/01); (iv) rate differential; (v) leasing of infrastructure for internet services (data); (vi) outflows of goods with prices lower than those of acquisition; and (vii) non-taxation discounts to customers.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Municipal taxes

The Company and/or its subsidiaries are party to municipal tax proceedings, at the judicial level, relating to: (i) Property tax (“IPTU”); (ii) Services tax (“ISS”) on equipment leasing services, non-core activities and supplementary activities; and (iii) withholding of ISS on contractors' services.

FUST

The Company and/or its subsidiaries have judicial proceedings related to the non-inclusion of interconnection expenses and industrial exploitation of a dedicated line in the calculation basis of FUST.

b.2) Possible losses - tax contingencies

Management, under advice of legal counsel, believes that the risk of loss from the following federal, state, municipal and regulatory (FUST, FUNTTEL and FISTEL) are possible:

Federal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the federal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) dissatisfaction from failure to approve requests for compensation submitted by the Company; (ii) INSS (a) on compensation payment for salary losses arising from the "Plano Verão" and the "Plano Bresser"; (b) SAT, social security amounts owed to third parties (INCRA and SEBRAE); (c) meals to employees, withholding of 11% (assignment of workforce); and (d) Stock Options - requirement of social security contributions on amounts paid to employees under the stock option plan; (iii) deduction of COFINS on swap operation losses; (iv) PIS and COFINS: (a) accrual basis versus cash basis; (b) levies on value-added services; and (c) monthly subscription services; (v) IPI levied on shipment of fixed access units from the Company's establishment; (vi) Financial transaction tax (IOF) - on loan transactions, intercompany loans and credit transactions; and (vii) IRRF on capital gain on the sale of the GVT Group to the Company (included in the 2020 financial year).

State taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the state level, related to ICMS, which are awaiting decision in different court levels: (i) rental of movable property; (ii) international calls; (iii) reversal of previously unused credits; (iv) service provided outside São Paulo state paid to São Paulo state; (v) co-billing; (vi) tax substitution with a fictitious tax base (tax guideline); (vii) use of credits on acquisition of electric power; (viii) secondary activities, value added and supplementary services; (ix) tax credits related to claims/challenges regarding telecommunications services not provided or mistakenly charged (Agreement 39/01); (x) deferred collection of interconnection (“DETRAF” - Traffic and Service Provision Document); (xi) credits derived from tax benefits granted by other states; (xii) disallowance of tax incentives related to cultural projects; (xiii) transfers of assets among business units owned by the Company; (xiv) communications service tax credits used in provision of services of the same nature; (xv) card donation for prepaid service activation; (xvi) reversal of credit from return and free lease in connection with assignment of networks (used by the Company itself and exemption of public bodies); (xvii) DETRAF fine; (xviii) own consumption; (xix) exemption of public bodies; (xx) discounts granted; (xxi) new tax register bookkeeping without prior authorization by tax authorities; (xxii) advertising services; (xxiii) unmeasured services; and (xxiv) monthly subscription, which is in the STF with declaration liens and the Company awaits the judgment of the STF on the request for modulation.

Municipal taxes

The Company and/or its subsidiaries are party to administrative and judicial proceedings, at the municipal level, which are awaiting decision at different court levels.

The more significant of these proceedings are: (i) ISS on: (a) non-core activity, value-added and supplementary services; (b) withholding at source; (c) call identification and mobile phone licensing services; (d) full-time services, provision, returns and cancelled tax receipts; (e) data processing and antivirus; (f) charge for use of mobile network and lease of infrastructure; (g) advertising services; (h) services provided by third parties; and (i) advisory services in corporate management provided by Telefónica Latino América Holding; (ii) IPTU; (iii) land use tax; and (iv) various municipal charges.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

FUST, FUNTTEL and FISTEL

Universal Telecommunications Services Fund ("FUST")

Writs of mandamus were filed seeking the right to exclude revenues from interconnection and Industrial Use of Dedicated Line (“EILD”) in the FUST tax base, according to Abridgment No. 7 of December 15, 2005, as it does not comply with the provisions contained in the sole paragraph of Article 6 of Law No. 9,998/00, which are awaiting a decision from Higher Courts.

Various administrative and judicial charges by ANATEL in administrative scope for the constitution of the tax credit related to interconnection, EILD and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2020, the consolidated amount involved totaled R$4,478,508 (R$4,411,759 on December 31, 2019).

Fund for Technological Development of Telecommunications ("FUNTTEL")

Proceedings have been filed for the right not to include interconnection revenues and any others arising from the use of resources that are party of the networks in the FUNTTEL calculation basis, as determined by Law 10,052/00 and Decree No. 3,737/01, thus avoiding improper application of Article 4, paragraph 5, of Resolution 95/13.

There are several notifications of charges from the Ministry of Communications in administrative actions for constitution of the tax credit related to the interconnection, network resources and other revenues that do not originate from the provision of telecommunication services.

On September 30, 2020, the consolidated amount involved totaled R$732,964 (R$723,105 on December 31, 2019).

Telecommunications Inspection Fund ("FISTEL")

There are judicial actions for the collection of TFI on: (i) extensions of the term of validity of the licenses for use of telephone exchanges associated with the operation of the fixed switched telephone service; and (ii) extensions of the period of validity of the right to use radiofrequency associated with the operation of the telephone service personal mobile service.

On September 30, 2020, the consolidated amount involved totaled R$2,738,764 (R$2,607,128 on December 31, 2019).

c) Civil provision civil contingencies

	Amounts involved
	Company		Consolidated
Nature/Degree of Risk	09.30.20	12.31.19	09.30.20	12.31.19
Provisions	860,070	788,343	868,044	797,448
Possible contingencies	3,416,771	3,478,692	3,432,980	3,494,626

c.1) Civil provisions

Management, under advice of legal counsel, believes that the following civil proceedings will result in probable losses:

•	The Company is a party to proceedings involving rights to the supplementary amounts from shares calculated on community telephony plants and network expansion plans since 1996 (supplement of share proceedings). These proceedings are at different stages: lower courts, court of justice and high court of justice. On September 30, 2020, the consolidated amount involved totaled R$315,463 (R$297,641 on December 31, 2019).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

•	The Company and/or its subsidiaries are party to various civil proceedings related to consumerist at the administrative and judicial level, relating to the non-provision of services and/or products sold. On September 30, 2020, the consolidated amount involved totaled R$228,569 (R$211,865 on December 31, 2019).

•	The Company and/or its subsidiaries are party to various civil proceedings of a non-consumer nature at administrative and judicial levels, all arising in the ordinary course of business. On September 30, 2020, the consolidated amount involved totaled R$324,012 (R$287,942 on December 31, 2019).

c.2) Possible losses - civil contingencies

Management, under advice of legal counsel, believes that losses are possible from the following civil proceedings:

•	Collective Action filed by SISTEL Participants' Association (“ASTEL”) in the state of São Paulo, in which SISTEL associates in the state of São Paulo challenge the changes made in the PAMA and claim for the reestablishment of the prior "status quo". This proceeding is still in the appeal phase and awaits a decision on the Interlocutory Appeal filed by the Company against the decision on possible admission of the appeal to higher and supreme courts filed in connection with the Court of Appeals' decision, which partially changed the decision rendering the matter groundless. In parallel, the parties formulated an agreement, filed though pending court approval. The amount cannot be estimated, and the claims cannot be settled due to their unenforceability because it entails the return to the prior plan conditions.

•	Public Civil Action proposed by the National Federation of Associations of Retirees, Pensioners and Participants in Pension Funds in the Telecommunications Sector (“FENAPAS”), in which ASTEL is an assessor against Sistel, the Company and other operators, to annul the spin-off of the PBS pension plan. The action is claiming, in summary, the “dismantling of the supplementary pension system of Fundação Sistel”, which originated several specific PBS mirror plans, and corresponding allocations of resources from the technical surplus and tax contingency existing at the time of the spin-off. After upholding the lawsuit in the first degree and confirming the sentence at the appellate level, the Company filed an appeal for clarification. Concurrently, the National Superintendence of Complementary Social Security (“PREVIC”) intervened in the process, which caused the case to be sent to the Federal Court. The process is awaiting receipt at the Federal Court. No value has been determined nor orders settled due to their unenforceability as it involves a return to SITEL’s spun-off collection related to telecommunications operators of the former Telebrás System.

•	The Company and its subsidiaries are party to other civil claims, at several levels, related to service rendering rights. Such claims have been filed by individual consumers, civil associations representing consumer rights or by the Bureau of Consumer Protection (“PROCON”), as well as by the Federal and State Public Prosecutor's Office. The Company is also party to other claims of several types related to the ordinary course of business. On September 30, 2020, the consolidated amount totaled R$3,417,082 (R$3,479,183 on December 31, 2019).

•	Terra Networks is a party to: (i) a supplier action related to the transmission of events; (ii) PROCON fine (annulment action); (iii) indemnification action related to the use of content; (iv) ECAD action on copyright collection; and (v) claim actions filed by former subscribers regarding unrecognized collection, collection of undue value and contractual non-compliance. On September 30, 2020, the amount was R$15,898 (R$15,443 on December 31, 2019).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

•	Intellectual Property: Lune Projetos Especiais Telecomunicação Comércio e Ind. Ltda. (“Lune”), a Brazilian company, filed lawsuits on November 20, 2001 against 23 wireless carriers claiming to own the patent for a caller ID and the trademark "Bina". The purpose of the lawsuit was to interrupt provision of such service by carriers and to seek indemnification equivalent to the amount paid by consumers for using the service.

An unfavorable decision was handed down determining that the Company should refrain from selling mobile phones with the Bina ID service, subject to a daily fine of R$10 (ten thousand reais) in the event of non-compliance. Furthermore, according to that decision, the Company must pay indemnification for royalties, to be calculated on settlement. Motions for Clarification were proposed by all parties and Lune's motions for clarification were accepted since an injunctive relief in this stage of the proceedings was deemed applicable. A bill of review appeal was filed in view of the current decision which granted a stay of execution suspending that unfavorable decision until final judgment of the review. A bill of review was filed in view of the sentence handed down on September 30, 2016, by the 4th Chamber of the Court of Justice of the Federal District, in order to annul the lower court sentence and remit the proceedings back to the lower court for a new examination. Management is unable to reasonably estimate the liability with respect to this claim as the expertise is in its early stages.

•	The Company and other wireless carriers are currently defendants in two class actions brought by the Public Prosecutor's Office and consumer associations challenging the defined period for use of prepaid minutes. The plaintiffs allege that the prepaid minutes should not expire after a specific period. Conflicting decisions were handed down by courts on the matter, even though the Company believes that its criteria for the period determination comply with ANATEL standards. In relation to these two ongoing lawsuits, there are appeals pending judgment by the Regional Federal Court (“TRF”) and the Superior Tax Court (“STJ”) filed by the opposing parties, due to the favorable decision obtained by the Company. The other lawsuits, already closed, had decisions in favor of the interests of the Company that have been final and unappealable.

d) Regulatory provision and contingencies

	Amounts involved
	Company / Consolidated
Nature/Degree of Risk	09.30.20	12.31.19
Provisions	1,235,903	1,145,736
Possible contingencies	5,542,933	5,645,107

d.1) Regulatory provisions

Management, under advice of legal counsel, believes the likelihood of loss of the following regulatory proceedings is probable:

The Company is a party to administrative proceedings initiated mainly by ANATEL on the grounds of alleged non-compliance with obligations in the sectoral regulations, as well as in lawsuits that discuss, in the great majority, sanctions applied by ANATEL at the administrative level.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

d.2) Possible losses - regulatory contingencies

Management, under advice of legal counsel believes the likelihood of loss of the following regulatory proceedings is possible:

The Company is a party to administrative proceedings filed by ANATEL (other agents, including other operators, also have claims against the Company) alleging non-compliance with the obligations set forth in industry regulations, as well as legal claims which discuss the mostly sanctions applied by ANATEL at the administrative level.

Significant cases with possible risks in the regulatory contingency portfolio include:

•	Administrative and legal proceedings that discuss how ANATEL calculates the amount of the charge due to the extension of the radio frequencies associated with the SMP. In the view of the Agency, the calculation of encumbrances should consider the application of a percentage of 2% over the entire economic benefit resulting from the provision of the STFC / SMP service. In the Company's view, however, revenues that are not part of the STFC / SMP service plans, as defined by the regulations at the time of signing the authorization terms / concession contracts, should not be considered when calculating the burden. Because of differences in interpretation, the Company filed administrative claims and lawsuits to challenge ANATEL charge collections.

•	In May 2018, the Company filed a lawsuit to annul ANATEL final decision, of March of the same year, in the records of the Procedure for Determining Noncompliance with Obligations (“PADO”) for alleged violations of the fixed telephony regulation. The principal amount of the fine imposed by ANATEL, and object of the lawsuit, totals R$211 million. On September 30, 2020, amount including interest and indexation accruals was approximately R$484 million. On December 31, 2019, this amount was approximately R$475 million. The Company believes that the fine imposed is illegal and not due based, fundamentally, on the following defense arguments: (i) ANATEL's error in determining the universe of users considered in the fine (the number of users affected is less than that considered by the ANATEL) and; (ii) the calculation of the penalty is disproportionate and without foundation. The lawsuit is in the lower court and currently awaits judgment, after the Company presents an expert report to support arguments to reduce the fine.

•	Arbitration Procedure No. 24690 / PFF is in progress, which is being processed at the International Chamber of Commerce (“CCI”). The procedure was proposed by “Nextel Telecomunicações Ltda.” for “Telefônica Brasil S.A.”, and addresses divergence in Industrial Exploration and Network Sharing Contracts (Ran Sharing) signed between the parties. On September 30, 2020, the amount of the procedure is estimated at R$256 million.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

e) Guarantees

The Company and its subsidiaries granted guarantees for tax, civil, labor and regulatory proceedings, as follows:

Consolidated
	09.30.20	12.31.19
Property and equipment	81,318	81,416
Judicial deposits and garnishments	2,974,646	3,670,885
Letters of guarantee	2,509,089	2,608,463
Total	5,565,053	6,360,764

On September 30, 2020, in addition to the guarantees above, the Company and its subsidiaries had amounts under short-term investment withheld by courts (except for loan-related investments) in the consolidated of R$52,403 (R$50,554 on December 31, 2019).

19) LOANS, FINANCING, DEBENTURES AND LEASES

On September 30, 2020, the contractual terms of the loans, financing, debentures and leases are the same as presented in Note 20) Loans, Financing, Debentures and Leases, to the December 31, 2019 financial statements.

Consolidated
	Information on September 30, 2020				09.30.20			12.31.19
	Currency	Annual interest rate	Maturity	Guarantees	Current	Non-current	Total	Current	Non-current	Total
Local currency					4,800,481	7,832,527	12,633,008	4,126,490	9,698,183	13,824,673

Financial institutions (a)					15,248	13,743	28,991	23,865	24,985	48,850
PSI	R$	2.5% to 5.5%	Jan-23	(1)	262	60	322	8,847	112	8,959
BNB	R$	7.06% to 10%	Aug-22	(2)	14,986	13,683	28,669	15,018	24,873	39,891

Suppliers (b)	R$	110.0% to 150.3% of CDI	Jun-21		415,812	14,129	429,941	996,177	97	996,274

Debentures (c)					2,041,697	999,631	3,041,328	1,077,183	2,027,167	3,104,350
1st issue – Minas Comunica	R$	IPCA+0.50%	Jul-21	(3)	28,470	-	28,470	28,366	28,366	56,732
5th issue	R$	108.25% of CDI	Feb-22	(3)	1,004,885	999,631	2,004,516	44,504	1,998,801	2,043,305
6th issue	R$	100% of CDI + 0.24%	Nov-20	(3)	1,008,342	-	1,008,342	1,004,313	-	1,004,313

Leases (d)	R$	7.31% / IPCA			2,327,724	6,805,024	9,132,748	2,029,265	7,161,886	9,191,151

Contingent consideration (e)	R$	Selic			-	-	-	-	484,048	484,048

Total					4,800,481	7,832,527	12,633,008	4,126,490	9,698,183	13,824,673

Guarantees:

(1)	Pledge of financed assets.

(2)	Bank guarantee provided by Banco Safra equivalent to 100% of the outstanding financing debt balance. Setting up a liquidity fund represented by financial investments in the amount equivalent to three installments of repayment referenced to the average post-grace period performance. Balances were R$13,511 and R$13,212 at September 30, 2020 and December 31, 2019, respectively.
(3)	Unsecured.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

a) Loans and financing – Financial Institutions

Some financing agreements with the financial institutions bear lower interest rates than those prevailing in the market. These operations fall within the scope of IAS 20 and therefore the subsidies granted up to December 31, 2017 were adjusted to present value and deferred in accordance with the useful lives of the financed assets.

The grants on January 1, 2018 adjusted to present value, were recorded in property, plant and equipment and are being depreciated according to the useful lives of the financed underlying assets.

b) Financing - Suppliers

Under bilateral agreements with suppliers, the Company obtained extension of the terms for payment of trade accounts payable at a cost based on the fixed CDI rate for the corresponding periods, with the net cost equivalent to between 110.0% to 150.3% of the CDI (109.2% to 122.5% of the CDI on December 31, 2019).

c) Debentures

Transaction costs in connection with the 5th and 6th issuances, totaling R$1,500 on September 30, 2020 (R$2,550 on December 31, 2019), were treated as a reduction of liabilities as costs to be incurred and are recognized as financial expenses, according to the contractual terms of each issue.

d) Leases

The Company is a leasee under lease agreements for: (i) lease of structures (towers and rooftops) arising from sale and leaseback transactions; (ii) lease of Built to Suit ("BTS") sites to install antennae and other equipment and transmission facilities; (iii) lease of information technology equipment and; (iv) lease of infrastructure and transmission facilities associated with the power transmission network. The net carrying amount of the assets has remained unchanged until sale thereof, and a liability is recognized corresponding to the present value of mandatory minimum installments as per the agreement.

The amounts recorded in property, plant and equipment (Note 12.b) are depreciated over the shorter period of the estimated useful lives of the assets and the lease terms. The liability balances are as follows:

	Consolidated
	09.30.20	12.31.19
Nominal value payable	11,227,989	10,932,789
Unrealized financial expenses	(2,095,241)	(1,741,638)
Present value payable (1)	9,132,748	9,191,151

Current	2,327,724	2,029,265
Non-current	6,805,024	7,161,886

(1)	On September 30, 2020 and December 31, 2019, the present value of balances payable, included R$1,288,466 and R$480,381, referring to lease agreements with Telefónica Group companies (Note 27).

The following is a schedule of the amounts payable on leases on September 30, 2020:

Consolidated
1 to 12 months	2,327,724
13 to 24 months	1,957,994
25 to 36 months	1,598,976
37 to 48 months	1,097,990
49 to 60 months	759,627
From 61 months	1,390,437
Total	9,132,748

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The weighted annual interest rate on lease contracts on September 30, 2020 is 7.31%, with an average maturity of 6.07 years.

The present value of lease agreements is measured by discounting future fixed payment flows, which do not include projected inflation, at market interest rates, estimated using the Company's intrinsic risk spread.

The discount curves used are constructed based on observable data. Market interest rates are extracted from B3 and the Company's risk spread is estimated from debt securities issued by companies with comparable risk. The final discount curve reflects the Company's incremental loan interest rate.

There were no unsecured residual values resulting in benefits to the lessor or contingent payments recognized as revenue on September 30, 2020 and December 31, 2019.

e) Contingent consideration

As part of the Purchase and Sale Agreement and Other Covenants executed by and between the Company and Vivendi to acquire all shares in GVTPart., a contingent consideration relating to the judicial deposit made by GVT for the monthly installments of deferred income tax and social contribution on goodwill amortization was agreed, arising from the corporate restructuring process completed by GVT in 2013.

If these funds are realized (being reimbursed, refunded, or via netting), it would be returned to Vivendi, as long as they are obtained in a final unappealable decision. The deadline for this return was up to 15 years and this amount was subject to monthly restatement at the SELIC rate.

On July 13, 2020, the 2nd Federal Court of Maringá - PR, issued an order determining the transfer to the Company of the judicial deposit made by the former GVT, corresponding to the tax benefit of goodwill from the mergers of subsidiaries.

As a result of this decision, the Company paid Vivendi an amount, plus interest accruals, net of costs, expenses and taxes incurred, directly attributable to the reimbursement.

f) Repayment schedule

On September 30, 2020, the breakdown of non-current loans, financing, debentures, leases and contingent consideration by year of maturity was as follows:

Consolidated
Year	Loans and financing - financial institutions	Financing - suppliers	Debentures	Leases	Total
13 to 24 months	13,727	14,129	999,631	1,957,994	2,985,481
25 to 36 months	16	-	-	1,598,976	1,598,992
37 to 48 months	-	-	-	1,097,990	1,097,990
49 to 60 months	-	-	-	759,627	759,627
From 61 months	-	-	-	1,390,437	1,390,437
Total	13,743	14,129	999,631	6,805,024	7,832,527

g) Covenants

Loans and financing with financial institutions and debentures carry specific covenants involving a penalty in the event of breach of contract. A breach of contract as provided for in the agreements with the institutions listed above in item b), is characterized as non-compliance with covenants (analyzed on a quarterly, half-yearly or yearly basis), resulting in the early maturity of the contract.

On September 30, 2020 and December 31, 2019, the Company was in compliance with all economic and financial indices.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

h) Changes

Changes in loans and financing, debentures, leases agreements and contingent considerations were as follows:

Consolidated
	Loans and financing	Debentures	Leases	Financing - suppliers	Contingent consideration	Total
Balance on 12.31.18	1,582,570	3,173,910	393,027	524,244	465,686	6,139,437
Initial adoption IFRS 16 (Note 12)	-	-	8,618,072	-	-	8,618,072
Additions	-	-	1,421,057	563,052	-	1,984,109
Government grants (Note 21)	15,787	-	-	-	-	15,787
Financial charges (Note 26)	110,164	156,235	342,068	30,772	14,261	653,500
Issue costs	-	934	-	-	-	934
Foreign exchange variation (Note 26)	(1,111)	-	-	-	-	(1,111)
Write-offs (cancellation of contracts)	-	-	(12,065)	-	-	(12,065)
Write-offs (payments)	(1,648,982)	(194,536)	(1,470,799)	(373,922)	-	(3,688,239)
Balance on 09.30.19	58,428	3,136,543	9,291,360	744,146	479,947	13,710,424
Additions	-	-	382,884	404,261	-	787,145
Financial charges	849	41,151	115,917	15,168	4,101	177,186
Issue costs	-	466	-	-	-	466
Foreign exchange variation	7	-	-	-	-	7
Write-offs (cancellation of contracts)	-	-	(95,148)	-	-	(95,148)
Write-offs (payments)	(10,434)	(73,810)	(503,862)	(167,301)	-	(755,407)
Balance on 12.31.19	48,850	3,104,350	9,191,151	996,274	484,048	13,824,673
Additions	-	-	1,479,368	224,976	-	1,704,344
Financial charges (Note 26)	1,861	72,946	297,004	23,738	6,555	402,104
Issue costs	-	1,050	-	-	-	1,050
Costs incurred	-	-	-	-	(40,708)	(40,708)
Write-offs (cancellation of contracts)	-	-	(56,792)	-	-	(56,792)
Write-offs (payments)	(21,720)	(137,018)	(1,777,983)	(815,047)	(449,895)	(3,201,663)
Balance on 09.30.20	28,991	3,041,328	9,132,748	429,941	-	12,633,008

i) Additions and payments

The following is a summary of additions and payments made in the nine-month period ended September 30, 2020.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
		Write-offs (payments)
	Additions	Principal	Financial charges	Total
Loans- Financial institutions	-	(19,825)	(1,895)	(21,720)
PSI	-	(8,632)	(108)	(8,740)
BNB	-	(11,193)	(1,787)	(12,980)
Debêntures	-	(25,583)	(111,435)	(137,018)
5th issue	-	-	(88,819)	(88,819)
6th issue	-	-	(20,620)	(20,620)
Financing - Suppliers	224,976	(776,568)	(38,479)	(815,047)
Contingent consideration	-	(344,217)	(105,678)	(449,895)
Leases	1,479,368	(1,465,120)	(312,863)	(1,777,983)
Total	1,704,344	(2,631,313)	(570,350)	(3,201,663)

20)	DEFERRED REVENUE

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Contractual Liabilities - Customers contracts (1)	607,650	499,035	607,650	499,035
Disposal of PP&E (2)	114,116	94,383	114,116	94,383
Government grants (3)	53,259	61,613	53,259	61,613
Other	59,187	59,379	60,433	63,051
Total	834,212	714,410	835,458	718,082

Current	549,738	506,181	549,738	506,181
Non-current	284,474	208,229	285,720	211,901

(1)	Refers to the balance of contractual liabilities of customers, deferred when they relate to performance obligations satisfied over time.

(2)	Includes the net balances of the residual values from sale of non-strategic towers and rooftops, transferred to income as the conditions for recognition are met (Note 12).

(3)	This refers to: i) government subsidy arising from funds obtained from credit lines to be used in the acquisition of domestic equipment, which have been amortized over the useful life cycle of the equipment; and ii) subsidies arising from projects related to state taxes, which are being amortized over the contractual period.

The amount estimated by the Company as received by employees as emergency benefits paid directly to employees, by the Federal Government (MP No. 936), in the amount of R$24,777, for the months of May to September 2020, deducted from personnel costs and expenses (Note 24).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

21) OTHER LIABILITIES

	Company		Consolidated
	09.30.20	12.31.19	09.30.20	12.31.19
Surplus from post-employment benefit plans (Note 29)	1,215,801	1,150,601	1,221,259	1,155,067
Liabilities with ANATEL (1)	324,552	300,119	324,552	300,119
Third-party withholdings (2)	226,522	219,323	229,364	222,056
Amounts to be refunded to subscribers	44,878	44,231	45,936	43,794
Liabilities with related parties (Note 27)	121,018	21,789	129,888	30,114
Other liabilities	45,718	36,165	46,075	36,781
Total	1,978,489	1,772,228	1,997,074	1,787,931

Current	489,099	353,635	502,706	365,192
Non-current	1,489,390	1,418,593	1,494,368	1,422,739

(1)	Includes the cost of renewing STFC and SMP licenses.
(2)	This refers to payroll withholdings and taxes withheld from pay-outs of interest on equity and on provision of services.

22)	EQUITY

a) Capital

Pursuant to its Articles of Incorporation, the Company is authorized to increase its share capital up to 1,850,000,000 common and preferred shares. The Board of Directors is the competent body authorized to increase and consequent issue of new shares within the authorized capital limit.

Brazilian Corporation Law - Law nº 6404/76, Article 166, item IV establishes that capital may be increased by means of a Special Shareholders’ Meeting Resolution by modifying the Articles of Incorporation, if the authorized capital increase limit has been reached.

Capital increases are not necessarily in proportion to the number of shares in existing classes, however the number of non-voting or restricted-voting preferred shares cannot exceed two-thirds of total shares issued.

Preferred shares are non-voting, except for cases set forth in Articles 9 and 10 of the Articles of Incorporation but have priority in the event of reimbursement of capital, without premium, and are entitled to dividends 10% higher than those paid on common shares, as per Article 7 of the Company's Articles of Incorporation and item II, paragraph 1, Article 17 of Law No. 6404/76.

Preferred shares are also entitled to full voting rights if the Company fails to pay the minimum dividend to which they are entitled for three consecutive financial years. This right continues until payment of said dividend.

Subscribed and paid-in capital on September 30, 2020 and December 31, 2019 amounted to R$63,571,416, divided into shares without par value, held as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

	Common Shares		Preferred Shares		Grand Total
Shareholders	Number	%	Number	%	Number	%
Controlling Group	540,033,264	94.47%	704,207,855	62.91%	1,244,241,119	73.58%
Telefónica Latinoamérica Holding	46,746,635	8.18%	360,532,578	32.21%	407,279,213	24.09%
Telefónica	198,207,608	34.67%	305,122,195	27.26%	503,329,803	29.76%
SP Telecomunicações Participações	294,158,155	51.46%	38,537,435	3.44%	332,695,590	19.67%
Telefónica Chile	920,866	0.16%	15,647	0.00%	936,513	0.06%
Other shareholders	29,320,789	5.13%	415,131,868	37.09%	444,452,657	26.28%
Treasury Shares	2,290,164	0.40%	983	0.00%	2,291,147	0.14%
Total shares	571,644,217	100.00%	1,119,340,706	100.00%	1,690,984,923	100.00%
Treasury Shares	(2,290,164)		(983)		(2,291,147)
Total shares outstanding	569,354,053		1,119,339,723		1,688,693,776

Proposal for Conversion of all preferred shares issued by the Company into common shares

The Company informed the shareholders and the general market, in the form and for the purposes of CVM Instruction 358/2002, as amended, in continuity with the Material Fact notice on March 9, 2020 and the Notice to the Market released on August 6, 2020, that, at a meeting held on August 13, 2020, the Company's Board of Directors approved (i) the proposal to convert the total of the 1,119,340,706 preferred shares issued by the Company into common, registered, book-entry and non-common shares nominal value, in the proportion of one common share for each one preferred share converted, with the extinction of the preferred shares ("Conversion"), (ii) the proposal to amend the Company's Bylaws, to reflect the Conversion; and (iii) the convening of the Extraordinary General Meetings (“AGE”) and Special of the Shareholders of Preferred Shares (“AGESP”) of the Company to resolve on the Conversion, and the consequent authorization for the Directors of the Company to perform all acts required for the implementation of the Conversion after its approval by the AGE and ratification by AGESP (Note 34).

ANATEL's consent to the Conversion proposal was obtained on August 6, 2020.

b) Capital reserves

The information on the capital reserves, is the same as in Note 23) Equity, item b), to the December 31, 2019 financial statements.

c) Income reserves

The information on the income reserves, is the same as in Note 23) Equity, item c), to the December 31, 2019 financial statements.

d) Dividend and interest on equity (‘IOE’)

The amounts of IOE distributions are calculated and presented net of Withholding Income Tax (IRRF). Exempt shareholders received the full IOE amount, without tax withholding deducted.

The gross and net values for the preferred shares are 10% higher than those attributed to each common share, as per article 7 of the Company's Articles of Incorporation.

d.1) Interim interest on equity for 2020

Meetings of the Board of Directors of the Company, ad referendum the Annual Shareholders’ Meeting, approved the allocations of interim interest on equity, for 2020, pursuant to Article 28 of the Company's Bylaws, Article 9 of Law 9249/95 and CVM Deliberation 683/12, which will be treated as an advance of the mandatory minimum dividend for the year of 2020, as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Dates			Gross Amount			Net Value			Amount per Share, Net
Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

02/14/20	02/28/20	Until 12/31/21	85,373	184,627	270,000	72,567	156,933	229,500	0.12745554999	0.14020110499
03/19/20	03/31/20	Until 12/31/21	47,430	102,570	150,000	40,315	87,185	127,500	0.07080863888	0.07788950277
06/17/20	06/30/20	Until 12/31/21	284,578	615,422	900,000	241,891	523,109	765,000	0.42485183332	0.46733701665
09/17/20	09/28/20	Until 12/31/21	205,528	444,472	650,000	174,699	377,801	552,500	0.30683743517	0.33752117869
Total			622,909	1,347,091	1,970,000	529,472	1,145,028	1,674,500

d.2) Dividends and interest on equity for 2019

On May 28, 2020, the Annual General Meeting unanimously approved the proposal for the allocation of interest on equity and dividends for the year ended December 31, 2019. On that same date, the Company's Board of Executive Officers informed the shareholders of the dates for the payment of interest on equity and dividend distributions, as follows:

	Dates			Gross Amount			Net Value			Amount per Share
Nature	Approval	Credit	Beginning of Payment	Common	Preferred	Total	Common	Preferred	Total	Common	Preferred

IOE	02/15/19	02/28/19	08/18/20	221,338	478,662	700,000	188,137	406,863	595,000	0.33044031480	0.36348434628
IOE	04/17/19	04/30/19	08/18/20	180,233	389,767	570,000	153,198	331,302	484,500	0.26907282777	0.29598011054
IOE	06/17/19	06/28/19	08/18/20	306,079	661,921	968,000	260,167	562,633	822,800	0.45695174961	0.50264692458
IOE	12/19/19	12/30/19	08/18/20	110,669	239,331	350,000	94,069	203,431	297,500	0.16522015740	0.18174217314
Dividends	12/19/19	12/30/19	08/18/20	316,198	683,802	1,000,000	316,198	683,802	1,000,000	0.55536187362	0.61089806098
Dividends	05/28/20	05/28/20	12/09/20	694,235	1,501,340	2,195,575	694,235	1,501,340	2,195,575	1.21933883495	1.34127271844
Total	Total			1,828,752	3,954,823	5,783,575	1,706,004	3,689,371	5,395,375

d.3) Unclaimed dividends and interest on equity

Pursuant to Article 287, paragraph II, item “a” of Law No. 6404, of December 15, 1976, the dividends and interest on equity unclaimed by shareholders are subject to the statute of limitation up to three years, as from the initial payment date. The Company reverses the amount of unclaimed dividends and IOE to equity once the statute of limitation expires.

During the nine-month periods ended September 30, 2020 and 2019, the Company reversed the amount of dividends and interest on capital prescribed in the amounts of R$35,462 and R$31,335, respectively.

e) Other comprehensive income

Financial assets at fair value through Other comprehensive income: These refer to changes in fair value of financial assets available for sale.

Derivative financial instruments: These refer to the effective part of cash flow hedges at the balance sheet date.

Currency translation effects for foreign investments: This refers to currency translation differences arising from the translation of financial statements of Aliança (joint venture).

Changes in Other comprehensive income, net of taxes, were as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Company / Consolidated
	Financial assets at fair value through other comprehensive income	Derivative transactions	Currency translation effects - foreign investments	Total
Balance on 12.31.18	(9,070)	336	37,959	29,225
Translation gains	-	-	2,205	2,205
Losses from future contracts	-	(336)	-	(336)
Gains on financial assets at fair value through other comprehensive income	24	-	-	24
Balance on 09.30.19	(9,046)	-	40,164	31,118
Translation losses	-	-	(346)	(346)
Losses on financial assets at fair value through other comprehensive income	(35)	-	-	(35)
Balance on 12.31.19	(9,081)	-	39,818	30,737
Translation gains	-	-	43,880	43,880
Gains on financial assets at fair value through other comprehensive income	215	-	-	215
Balance on 09.30.20	(8,866)	-	83,698	74,832

f) Company Share Repurchase Program

On July 28, 2020, the Company's Board of Directors, in accordance with article no. 17, item XV of the Bylaws and CVM Instruction no. 567, approved a new Share Repurchase Program of the Company, which has as its objective the acquisition of common and preferred shares issued by the Company for subsequent cancellation, sale or maintenance in treasury, without reducing the share capital. This is designed to increase shareholder value by efficiently investing the available cash resources and optimizing the capital allocation of the Company.

The repurchase will be made using the capital reserve balance included in the ITRs with base date June 30, 2020 (R$1.165 billion), except for the reserves referred to in article 7, § 1, of ICVM 567.

This program will run until January 27, 2022, with acquisitions made at B3, at market prices, observing the legal and regulatory limits.

The maximum amounts authorized for acquisition will be 583,558 common shares and 37,736,954 preferred shares. The number of outstanding shares is 31,610,941 common shares and 415,117,308 preferred shares, according to the definition given by article nº 8, § 3, item I, of ICVM 567.

During the nine-month period ended September 30, 2020, there were no acquisitions of shares under the Company's share repurchase program to be held in treasury for further sale and / or cancellation.

g) Earnings per share

Basic and diluted earnings per share were calculated by dividing profit attributed to the Company’s shareholders by the weighted average number of outstanding common and preferred shares.

The following table shows the calculation of earnings per share in the three and nine-month periods ended September 30, 2020 and 2019:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Company
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Net income for the period attributable to shareholders:	1,211,487	965,113	3,477,737	3,726,760
Common shares	383,069	305,167	1,099,652	1,178,392
Preferred shares	828,418	659,946	2,378,085	2,548,368

Number of shares, in thousands:	1,688,694	1,688,694	1,688,694	1,688,694
Weighted average number of outstanding common shares for the period	569,354	569,354	569,354	569,354
Weighted average number of outstanding preferred shares for the period	1,119,340	1,119,340	1,119,340	1,119,340

Basic and diluted earnings per share:
Common shares (R$)	0.67	0.54	1.93	2.07
Preferred shares (R$)	0.74	0.59	2.12	2.28

23)	NET OPERATING REVENUE

Company
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Gross operating revenue	15,691,057	16,386,359	46,140,452	48,948,582
Services (1)	14,039,370	14,789,635	42,198,057	44,559,614
Sale of goods (2)	1,651,687	1,596,724	3,942,395	4,388,968

Deductions from gross operating revenue	(5,041,245)	(5,531,151)	(14,634,292)	(16,657,387)
Tax	(3,276,384)	(3,453,128)	(9,589,273)	(10,348,977)
Services	(2,984,709)	(3,166,243)	(8,914,870)	(9,484,659)
Sale of goods	(291,675)	(286,885)	(674,403)	(864,318)

Discounts granted and return of goods	(1,764,861)	(2,078,023)	(5,045,019)	(6,308,410)
Services	(1,185,254)	(1,501,468)	(3,660,622)	(4,934,565)
Sale of goods	(579,607)	(576,555)	(1,384,397)	(1,373,845)

Net operating revenue	10,649,812	10,855,208	31,506,160	32,291,195
Services	9,869,407	10,121,924	29,622,565	30,140,390
Sale of goods	780,405	733,284	1,883,595	2,150,805

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Gross operating revenue	15,855,579	16,606,138	46,633,187	49,634,478
Services (1)	14,198,551	15,009,016	42,684,214	45,245,200
Sale of goods (2)	1,657,028	1,597,122	3,948,973	4,389,278

Deductions from gross operating revenue	(5,064,041)	(5,559,390)	(14,699,535)	(16,743,162)
Tax	(3,299,045)	(3,481,365)	(9,654,431)	(10,434,697)
Services	(3,006,087)	(3,194,390)	(8,977,991)	(9,570,289)
Sale of goods	(292,958)	(286,975)	(676,440)	(864,408)

Discounts granted and return of goods	(1,764,996)	(2,078,025)	(5,045,104)	(6,308,465)
Services	(1,185,400)	(1,501,491)	(3,660,777)	(4,934,641)
Sale of goods	(579,596)	(576,534)	(1,384,327)	(1,373,824)

Net operating revenue	10,791,538	11,046,748	31,933,652	32,891,316
Services	10,007,064	10,313,135	30,045,446	30,740,270
Sale of goods	784,474	733,613	1,888,206	2,151,046

(1) These include telephone services, use of interconnection network, data and SVA services, cable TV and other services.

(2) These include sale of goods (handsets, SIM cards and accessories) and equipment of “Soluciona TI”.

No single customer contributed more than 10% of gross operating revenues in the three and nine-month periods ended September 30, 2020 and 2019.

24) OPERATING COSTS AND EXPENSES

Company
	Three-month periods ended
	09.30.20				09.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(168,576)	(636,963)	(87,784)	(893,323)	(184,216)	(626,297)	(109,697)	(920,210)
Third-party services	(1,821,497)	(1,493,125)	(258,079)	(3,572,701)	(1,649,946)	(1,652,224)	(287,535)	(3,589,705)
Rental, insurance, condominium and connection means	(343,878)	(15,005)	(10,080)	(368,963)	(379,173)	(17,090)	(15,080)	(411,343)
Taxes, charges and contributions	(451,087)	(7,524)	(9,989)	(468,600)	(408,295)	(10,503)	(6,845)	(425,643)
Estimated impairment losses on accounts receivable	-	(372,260)	-	(372,260)	-	(433,647)	-	(433,647)
Depreciation and amortization	(2,193,001)	(374,009)	(214,504)	(2,781,514)	(2,102,989)	(389,212)	(211,938)	(2,704,139)
Cost of goods sold	(821,614)	-	-	(821,614)	(729,236)	-	-	(729,236)
Materials and other operating costs and expenses	(27,029)	(26,052)	(8,063)	(61,144)	(6,654)	(38,060)	(9,112)	(53,826)
Total	(5,826,682)	(2,924,938)	(588,499)	(9,340,119)	(5,460,509)	(3,167,033)	(640,207)	(9,267,749)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Company
	Nine-month periods ended
	09.30.20				09.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(539,814)	(1,906,025)	(292,024)	(2,737,863)	(539,409)	(1,900,171)	(278,904)	(2,718,484)
Third-party services	(5,281,855)	(4,447,012)	(786,842)	(10,515,709)	(4,998,890)	(5,069,446)	(840,333)	(10,908,669)
Rental, insurance, condominium and connection means	(1,021,776)	(44,015)	(33,199)	(1,098,990)	(1,050,512)	(59,599)	(44,365)	(1,154,476)
Taxes, charges and contributions	(1,261,979)	(24,593)	(31,751)	(1,318,323)	(1,215,650)	(32,157)	(21,109)	(1,268,916)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,349,588)	-	(1,349,588)	-	(1,243,560)	-	(1,243,560)
Depreciation and amortization	(6,544,190)	(1,115,701)	(640,803)	(8,300,694)	(6,214,033)	(1,131,003)	(583,448)	(7,928,484)
Cost of goods sold	(1,938,091)	-	-	(1,938,091)	(2,235,203)	-	-	(2,235,203)
Materials and other operating costs and expenses	(55,491)	(86,442)	(41,590)	(183,523)	(21,952)	(105,393)	(23,101)	(150,446)
Total	(16,643,196)	(8,973,376)	(1,826,209)	(27,442,781)	(16,275,649)	(9,541,329)	(1,791,260)	(27,608,238)

Consolidated
	Three-month periods ended
	09.30.20				09.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(193,642)	(640,076)	(92,440)	(926,158)	(192,317)	(631,357)	(112,474)	(936,148)
Third-party services	(1,822,924)	(1,493,867)	(260,348)	(3,577,139)	(1,664,565)	(1,653,438)	(288,872)	(3,606,875)
Rental, insurance, condominium and connection means	(345,114)	(14,825)	(10,646)	(370,585)	(380,625)	(17,090)	(15,337)	(413,052)
Taxes, charges and contributions	(449,306)	(7,524)	(10,464)	(467,294)	(411,262)	(10,503)	(7,062)	(428,827)
Estimated impairment losses on accounts receivable	-	(375,348)	-	(375,348)	-	(442,373)	-	(442,373)
Depreciation and amortization	(2,193,336)	(374,186)	(215,518)	(2,783,040)	(2,103,256)	(389,424)	(212,286)	(2,704,966)
Cost of goods sold	(826,083)	-	-	(826,083)	(729,615)	-	-	(729,615)
Materials and other operating costs and expenses	(27,837)	(26,056)	(8,250)	(62,143)	(7,233)	(38,143)	(9,371)	(54,747)
Total	(5,858,242)	(2,931,882)	(597,666)	(9,387,790)	(5,488,873)	(3,182,328)	(645,402)	(9,316,603)

Consolidated
	Nine-month periods ended
	09.30.20				09.30.19
	Cost of sales and services	Selling expenses	General and administrative expenses	Total	Cost of sales and services	Selling expenses	General and administrative expenses	Total
Personnel	(602,194)	(1,916,545)	(312,047)	(2,830,786)	(560,710)	(1,915,866)	(285,504)	(2,762,080)
Third-party services	(5,294,411)	(4,448,702)	(793,968)	(10,537,081)	(5,039,747)	(5,087,030)	(843,593)	(10,970,370)
Rental, insurance, condominium and connection means	(1,027,047)	(43,042)	(34,619)	(1,104,708)	(1,052,505)	(59,599)	(44,812)	(1,156,916)
Taxes, charges and contributions	(1,278,769)	(24,593)	(33,058)	(1,336,420)	(1,224,798)	(32,157)	(21,465)	(1,278,420)
Estimated impairment losses on accounts receivable (Note 4)	-	(1,360,741)	-	(1,360,741)	-	(1,265,603)	-	(1,265,603)
Depreciation and amortization (1)	(6,545,093)	(1,116,246)	(643,810)	(8,305,149)	(6,214,751)	(1,131,728)	(584,057)	(7,930,536)
Cost of goods sold	(1,944,911)	-	-	(1,944,911)	(2,235,582)	-	-	(2,235,582)
Materials and other operating costs and expenses	(59,296)	(86,451)	(41,934)	(187,681)	(23,795)	(105,944)	(23,763)	(153,502)
Total	(16,751,721)	(8,996,320)	(1,859,436)	(27,607,477)	(16,351,888)	(9,597,927)	(1,803,194)	(27,753,009)

(1)	Includes the consolidated amount of R$1,570,789 and R$1,433,423 in the nine-month periods ended September 30, 2020 and 2019, respectively, related to the depreciation of right-of-use leased assets.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

25)	OTHER OPERATING INCOME (EXPENSES)

Company
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Recovered expenses and fines (1)	263,709	126,247	717,772	393,407
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18)	(153,896)	(149,614)	(564,930)	(473,569)
Net gain (loss) on asset disposal/loss (2)	104,703	175,528	281,816	223,269
Other operating income (expenses)	(72,064)	(22,354)	(95,161)	38,534
Total	142,452	129,807	339,497	181,641

Other operating income	368,412	301,775	999,588	655,210
Other operating expenses	(225,960)	(171,968)	(660,091)	(473,569)
Total	142,452	129,807	339,497	181,641

Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Recovered expenses and fines (1)	264,442	127,452	720,097	397,337
Provisions for labor, tax, civil, regulatory and contingent liabilities (Note 18)	(149,053)	(150,905)	(558,801)	(479,915)
Net gain (loss) on asset disposal/loss (2)	104,702	175,509	281,815	222,255
Other operating income (expenses)	(85,004)	(45,875)	(142,590)	(41,912)
Total	135,087	106,181	300,521	97,765

Other operating income	369,144	302,961	1,001,912	619,592
Other operating expenses	(234,057)	(196,780)	(701,391)	(521,827)
Total	135,087	106,181	300,521	97,765

(1)	For the nine-month period ended September 30, 2020, includes tax credits of R$435,698 from final and unappealable court case ruled in favor of the Company, which recognized the right to exclude ICMS from the calculation basis of contributions to PIS and COFINS (Note 8).

(2)	The cumulative 2020 amount includes a net gain of R$93,257, resulting from the agreement entered into by the Company on November 28, 2019, for the sale of 1,909 structures (rooftops and towers) owned by the Company to Telxius Torres Brasil Ltda. (Note 10). On February 7, 2020, this transaction was concluded for a total amount of R$641 million, after the fulfillment of all suspensive conditions common to this type of transaction, including the approval of the transaction by CADE.

Following the sale of the assets, treated as a sale and leaseback transaction, a lease was executed for part of the structures sold with Telxius Torres Brasil Ltda, to continue the data transmissions necessary for provision of telephony services by the Company (Note 19).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

26) FINANCIAL INCOME (EXPENSES)

Company
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Financial Income
Interest income	40,390	80,075	128,523	198,502
Interest receivable (customers, taxes and other)	21,638	25,817	73,792	150,013
Gain on derivative transactions (Note 30)	36,222	107,343	123,647	265,829
Foreign exchange variations on loans and financing (Note 19)	-	203	-	5,147
Other revenues from foreign exchange and monetary variation	329,912	79,593	720,898	158,032
Other financial income	4,793	39,332	89,282	122,294
Total	432,955	332,363	1,136,142	899,817

Financial Expenses
Loan, financing, debenture, leases charges and contingent consideration (Note 19)	(103,341)	(245,669)	(402,053)	(653,445)
Foreign exchange variation on loans and financing (Note 19)	-	-	-	(4,036)
Loss on derivative transactions (Note 30)	(52,219)	(105,033)	(142,606)	(234,112)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(45,744)	(39,857)	(104,766)	(71,794)
Other expenses with foreign exchange and monetary variation	(190,619)	(229,099)	(649,981)	(510,654)
IOF, Pis, Cofins and other financial expenses	(59,568)	(22,629)	(126,549)	(68,504)
Total	(451,491)	(642,287)	(1,425,955)	(1,542,545)

Financial income (expenses), net	(18,536)	(309,924)	(289,813)	(642,728)

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Consolidated
	Three-month periods ended		Nine-month periods ended
	09.30.20	09.30.19	09.30.20	09.30.19
Financial Income
Interest income	42,926	85,072	137,112	209,014
Interest receivable (customers, taxes and other)	22,075	26,218	74,925	151,528
Gain on derivative transactions (Note 30)	36,222	107,343	123,647	266,444
Foreign exchange variations on loans and financing (Note 19)	-	203	-	5,147
Other revenues from foreign exchange and monetary variation (1)	331,320	82,055	728,868	163,937
Other financial income	4,799	39,343	89,310	122,328
Total	437,342	340,234	1,153,862	918,398

Financial Expenses
Loan, financing, debenture, finance lease charges and indemnification liability (Note 19) (2)	(103,359)	(245,687)	(402,104)	(653,500)
Foreign exchange variation on loans and financing (Note 19)	-	-	-	(4,036)
Loss on derivative transactions (Note 30)	(52,219)	(105,033)	(142,606)	(234,349)
Interest payable (financial institutions, provisions, trade accounts payable, taxes and other)	(43,176)	(40,182)	(102,393)	(72,764)
Other expenses with foreign exchange and monetary variation	(195,187)	(231,803)	(664,844)	(520,031)
IOF, Pis, Cofins and other financial expenses	(59,911)	(23,428)	(127,784)	(70,183)
Total	(453,852)	(646,133)	(1,439,731)	(1,554,863)

Financial income (expenses), net	(16,510)	(305,899)	(285,869)	(636,465)

(1)	For the nine-month period ended September 30, 2020, it includes indexation accruals of R$495,938 on tax credits arising from the final and unappealable lawsuit at the Superior Court of Justice, in favor of the Company, which recognized the right to exclude ICMS from the basis for calculating contributions to PIS and COFINS (Note 8).

(2)	Includes the consolidated amounts of R$297,004 and R$342,068 in the nine-month periods ended September 30, 2020 and 2019, respectively, related to leases.

27) BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a)	Balances and transactions with related parties

The main balances of assets and liabilities with related parties arises from transactions with companies related to the controlling group carried out at the prices and other commercial conditions agreed in contracts between the parties and refer to:

a)	Fixed and mobile telephony services provided by Telefónica Group companies.

b)	Digital TV services contracted.

c)	Rental, maintenance of safety equipment and construction services contracted.

d)	Corporate services passed through at the cost effectively incurred.

e)	Right to use certain software licenses and maintenance and support contracted.

f)	International transmission infrastructure for several data circuits and roaming services contracted.

g)	Operations by Telefónica Group companies, relating to the purchase of internet content, advertising and auditing services.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

h)	Marketing services.

i)	Information access services through the electronic communications network.

j)	Data communication services and integrated solutions.

k)	Long distance call and international roaming services.

l)	Refunds to be paid or received regarding expenses and miscellaneous expenses.

m)	Brand fee for assignment of rights to use the brand.

n)	Platform of health services.

o)	Cost Sharing Agreement for digital-business.

p)	Rentals buildings.

q)	Financial Clearing House roaming, inflows of funds for payments and receipts arising from roaming operation.

r)	Integrated e-learning, online education and training solutions.

s)	Factoring transactions, credit facilities for services provided by the Group's suppliers.

t)	Social investment. The Fundação Telefônica, innovative use of technology to enhance learning and knowledge, contributing to personal and social development.

u)	Contracts or agreements assigning user rights for cable ducts, optical fiber duct rental services, and right-of-way related occupancy agreements with several highway concessionaires.

v)	Adquira Sourcing platform - online solution to transact purchase and sale of various types of goods and services.

w)	Digital media; marketing and sales, in-store and outdoor digital marketing services.

x)	Lease transactions between the Company and Telxius Torres Brasil and AIX. The operations consist of the sale of infrastructure assets owned by the Company, together with the assignment of the sharing contracts, with the subsequent assignment of the use of space of the referred infrastructures to the Company

y)	Amounts to be reimbursed by SPTE as a result of contractual clause of the purchase of Terra Networks equity interest.

z)	Sale of digital products and creation of an exclusive band channel that responds to the commercial demand for these digital services and products.

aa)	Land purchase and sale operation.

The Company and its subsidiaries sponsor pension plans and other post-employment benefits for its employees with Visão Prev and Sistel (Note 29).

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Telefônica Corretora de Seguros (“TCS”) acts as an intermediary in transactions between insurance companies and the Company and its subsidiaries in the acquisition of insurance for cell phones, operational risks, general liability, and guarantee insurance, among others. There are no balances arising from insurance intermediation between TCS and the Company and its subsidiaries.

The following table summarizes the consolidated balances with related parties:

Balance Sheet - Assets
		09.30.20			12.31.19
Companies	Type of transaction	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses	Cash and cash equivalents	Accounts receivable	Other assets and prepaid expenses
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	-	5	9,545	-	6	4,924
Telefónica Latinoamerica Holding	l)	-	-	37,159	-	-	40,105
Telefónica	l) / z)	-	-	4,877	-	10,873	2,555
		-	5	51,581	-	10,879	47,584
Other Group companies
Colombia Telecomunicaciones	k) / l)	-	192	520	-	159	520
Telefónica International Wholesale Services Brasil	a) / d) / l) / p)	-	3,908	277	-	1,961	3,602
T.O2 Germany GMBH CO. OHG	k)	-	1,246	-	-	1,688	-
Telefónica Venezolana	k) / l)	-	7,003	2,196	-	6,498	2,196
Telefônica Digital España	g) / l)	-	1,227	-	-	696	300
Telefônica Factoring do Brasil	a) / d) / s)	-	7,732	59	-	2,782	45
Telefónica Global Technology	e)	-	-	1,790	-	-	-
Telefónica International Wholesale Services II, S.L.	a)/ j) / k)	-	53,758	-	-	58,490	-
Telefônica Serviços de Ensino	a) / d) / p)	-	152	5	-	153	14
Telefónica Moviles Argentina	j) / k)	-	6,284	-	-	5,145	-
Telefónica Moviles España	k)	-	1,921	-	-	1,536	-
Telefónica USA	j)	-	4,541	-	-	5,319	-
Telfisa Global BV	q)	42,776	-	-	59,657	-	-
Telxius Cable Brasil	a) / d) / l) / p)	-	4,368	4,935	-	11,382	5,100
Telxius Torres Brasil	a) d) / p) / x)	-	13,845	4,158	-	5,429	6,611
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	g) / h)	-	5,935	-	-	5,598	-
Other	a) / d) / g) / h) / j) / k) / l) / p) / aa)	-	10,042	14,367	-	12,189	2,732
		42,776	122,154	28,307	59,657	119,025	21,120
Total		42,776	122,159	79,888	59,657	129,904	68,704

Current assets
Cash and cash equivalents (Note 3)		42,776	-	-	59,657	-	-
Accounts receivable (Note 4)		-	122,159	-	-	129,904	-
Prepaid expenses (Note 6)		-	-	1,993	-	-	3,738
Other assets (Note 10)		-	-	72,924	-	-	64,471
Non-current assets
Prepaid expenses (Note 6)		-	-	4,457	-	-	-
Other assets (Note 10)		-	-	514	-	-	495

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Balance Sheet - Liabilities
		09.30.20		12.31.19
Companies	Type of transaction	Trade accounts payable and other payables	Other liabilities and leases	Trade accounts payable and other payables	Other liabilities
Parent Companies
SP Telecomunicações Participações	y)	-	27,420	-	23,524
Telefónica	l) / m)	5,327	95,435	2,907	40
		5,327	122,855	2,907	23,564
Other Group companies
Colombia Telecomunicaciones	k)	148	-	816	-
Fundação Telefônica	l)	-	-	-	86
Media Networks Latin America S.A.C.	b)	6,780	-	9,245	-
Telefónica International Wholesale Services Brasil	f)	34,521	318	44,835	318
T.O2 Germany GMBH CO. OHG	k)	825	-	5,000	-
Telefónica Venezolana	k)	6,035	-	6,044	-
Telefónica Compras Electrónica	v)	21,447	-	28,169	-
Telefônica Digital España	o)	117,467	-	68,015	-
Telefônica Factoring do Brasil	s)	-	1,186	-	4,057
Telefónica Global Technology	e)	16,616	-	28,854	-
Telefónica International Wholesale Services II, S.L.	f) / k)	67,955	-	66,976	-
Telefônica Serviços de Ensino	r)	5,370	-	8,373	-
Telefónica Moviles Argentina	k)	761	-	3,638	-
Telefónica Moviles España	k)	1,484	-	3,488	-
Telefónica USA	f)	9,807	291	16,015	267
Telxius Cable Brasil	f) / l)	70,945	1,572	47,168	1,572
Telxius Torres Brasil	l) / x)	45,748	1,134,785	30,018	480,589
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	6,566	-	7,105	-
AIX	u) / x)	1,736	77,122	2,060	-
Other	e) / f) / g) / i) / k) / l) / n) / u) / w)	14,331	225	26,545	42
		428,542	1,215,499	402,364	486,931
Total		433,869	1,338,354	405,271	510,495

Current liabilities
Trade accounts payable and other payables (Note 15)		433,869	-	405,271	-
Leases (Note 19)		-	314,038	-	55,920
Other liabilities (Note 21)		-	129,278	-	29,529
Non-current liabilities
Leases (Note 19)		-	894,428	-	424,461
Other liabilities (Note 21)		-	610	-	585

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Statement of income
		Nine-month periods ended
		09.30.20			09.30.19
Companies	Type of transaction	Operating revenues	Cost, despesas and other revenues (expenses) operating	Financial result	Operating revenues	Cost, despesas and other revenues (expenses) operating	Financial result
Parent Companies
SP Telecomunicações Participações	d) / l) / p)	7	419	-	-	345	-
Telefónica Latinoamerica Holding	l)	-	15,089	8,464	-	13,801	1,605
Telefónica	l) / m)	-	(303,387)	(24,860)	-	(299,091)	(6,375)
		7	(287,879)	(16,396)	-	(284,945)	(4,770)
Other Group companies
Colombia Telecomunicaciones	k) / l)	95	374	-	17	1,233	(1)
Fundação Telefônica	t)	-	(10,000)	-	-	(8,965)	-
Telefónica International Wholesale Services Brasil	a) / d) / f) / l) / p)	3,839	(74,240)	-	485	(81,941)	(54)
Media Networks Latin America S.A.C.	b)	-	(21,583)	(585)	-	(31,715)	(739)
Telefônica Serviços de Ensino	a) / d)/ p) / r)	776	(19,546)	-	651	(27,433)	-
T.O2 Germany GMBH CO. OHG	k)	39	3,672	267	(108)	727	1,845
Telefónica Venezolana	k)	-	15	668	(33)	(37)	-
Telefónica Compras Electrónica	v)	-	(22,068)	-	-	(19,398)	-
Telefônica Digital España	l) / o)	-	(109,189)	(33,490)	(32)	(85,363)	(6,149)
Telefônica Factoring do Brasil	a) / d) / s)	6,648	186	(1,186)	1,889	(308)	(4,695)
Telefónica Global Technology	e)	-	(55,495)	(7,425)	-	(44,203)	85
Telefónica International Wholesale Services II, S.L.	a) / f) / j) / k)	44,392	(67,688)	9,879	35,738	(43,475)	(3,413)
Telefónica Moviles Argentina	j) / k)	2,206	1,532	282	3,404	(2,818)	101
Telefónica Moviles España	k)	321	1,088	1	316	(1,301)	-
Telefónica USA	f) / j)	68	(14,305)	(217)	38	(14,755)	1,129
Telxius Cable Brasil	a) / d) / f) / l) / p)	9,105	(260,969)	(31,914)	11,660	(187,075)	(3,164)
Telxius Torres Brasil	a) / d) / p) / x)	5,954	3,760	(31,755)	54	(541)	(17,529)
Terra Networks Mexico, Terra Networks Peru and Terra Networks Argentina	h)	847	(3,468)	289	2,381	(4,831)	387
Other	a) / c) / d) / e) / f) / k) / l) / n) / p) / q)	1,449	(7,018)	463	4,633	(69,179)	574
		75,739	(654,942)	(94,723)	61,093	(621,378)	(31,623)
Total		75,746	(942,821)	(111,119)	61,093	(906,323)	(36,393)

b)	Management compensation

Consolidated key management compensation paid by the Company to its Board of Directors and Statutory Officers in the nine-month periods ended September 30, 2020 and 2019 totaled R$21,117 and R$18,909, respectively. Of this amount, R$13,034 (R$12,231 on September 30, 2019) corresponds to salaries, benefits and social charges and R$8,083 (R$6,678 on September 30, 2019) for variable compensation.

These amounts were recorded as personnel expenses in General and administrative expenses (Note 24).

In the nine-month periods ended September 30, 2020 and 2019, Directors and Officers did not receive any pension, retirement or similar benefits.

28)	SHARE-BASED PAYMENT PLANS

Telefónica as the Company´s parent has different share-based payment plans which are also offered to management and employees of its subsidiaries, including the Company and its subsidiaries.

The fair value of the shares is estimated at the date at which they are granted, using the binomial valuation model, that considers the terms and conditions of the instruments' concession. This fair value is charged to the statement of income over the period up to the acquisition.

The Company and its subsidiaries reimburse Telefónica for the fair value of the benefit delivered on the grant date to the officers and employees.

The details of these plans are the same as in Note 29) Share-Based Payment Plans, to the December 31, 2019 financial statements.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The principal plans in effect on September 30, 2020 are detailed below:

•        Talent for the Future Share Plan (“TFSP”), for its Senior Managers, Managers and Experts at a global level

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 126 active executives with potential rights to receive 104,000 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 157 active executives with potential rights to receive 128,750 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 172 active executives with potential rights to receive 138,000 shares of Telefónica.

•	Perform Share Plan (“PSP”), for its Vice-Presidents and Directors at the global level

The 2018-2020 cycle (January 1, 2018 to December 31, 2020): includes 95 active executives (including 2 executives appointed under the Company's by-laws), with the potential right to receive 738,662 shares of Telefónica.

The 2019-2021 cycle (January 1, 2019 to December 31, 2021): includes 95 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 999,283 shares of Telefónica.

The 2020-2022 cycle (January 1, 2020 to December 31, 2022): includes 107 active executives (including 3 executives appointed under the Company's by-laws), with the potential right to receive 600,744 shares of Telefónica.

•	Global Employee Share Plan (“GESP”)

The plan cycle is effective from July 1, 2019 to June 31, 2021.

The granting of shares is conditional upon: (i) maintenance of an active employment relationship within the Telefónica Group on the cycle consolidation date; and (ii) achievement of results representing fulfillment of the objectives established for the plan.

The expenses of the Company and its subsidiaries with the share-based compensation plans described above, where applicable, are recorded as personnel expenses, divided into the groups Cost of Services, Selling expenses and General and Administrative Expenses (Note 24), to R$13,575 and R$14,805 for the nine-month periods ended September 30, 2020 and 2019.

On September 30, 2020, the consolidated liability balance was R$76,185 (R$40,523 as of December 31, 2019), including taxes.

29)	PENSION PLANS AND OTHER POST-EMPLOYMENT BENEFITS

The plans sponsored by the Company and its subsidiaries and related benefit are as follows:

Plan	Type	Entity	Sponsor
PBS-A	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
PAMA / PCE	Defined benefit (DB)	Sistel	Telefônica Brasil, jointly with other telecoms resulting from privatization of the Sistema Telebrás
Healthcare - Law No. 9656/98	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil, Terra Networks, TGLog and TIS
CTB	Defined benefit (DB)	Telefônica Brasil	Telefônica Brasil
Telefônica BD	Defined benefit (DB)	VisãoPrev	Telefônica Brasil
VISÃO	Defined contribution (DC) / Hybrid	VisãoPrev	Telefônica Brasil, Terra Networks, TGLog and TIS

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The details of these plans are the same as in Note 30) Pension Plans and Other Post-Employment Benefits, to the December 31, 2019 financial statements.

The changes in consolidated balances of the surplus and deficit plans were as follows:

Consolidated
	Plans with surplus	Plans with deficit	Total
Balances at 12.31.18	10,997	(679,478)	(668,481)
Current service cost	(2,053)	(12,416)	(14,469)
Net interest on net defined benefit liabilities/assets	803	(47,553)	(46,750)
Contributions and benefits paid by the employers	1,336	15,102	16,438
Business combinations (Note 1.c)	-	(1,994)	(1,994)
Balances at 09.30.19	11,083	(726,339)	(715,256)
Current service cost	(685)	(4,294)	(4,979)
Net interest on net defined benefit liabilities/assets	268	(15,843)	(15,575)
Contributions and benefits paid by the employers	(22)	9,345	9,323
Amounts recognized in OCI	216,276	(417,936)	(201,660)
Distribution of reserves	(5,981)	-	(5,981)
Balances at 12.31.19	220,939	(1,155,067)	(934,128)
Current service cost	(2,165)	(20,044)	(22,209)
Net interest on net defined benefit liabilities/assets	17,612	(65,723)	(48,111)
Contributions and benefits paid by the employers	1,270	19,575	20,845
Distribution of reserves	(56,500)	-	(56,500)
Balances at 09.30.20	181,156	(1,221,259)	(1,040,103)

Balances at 12.31.19
Current assets	71,776	-	71,776
Non-current assets	149,163	-	149,163
Current liabilities	-	(25,557)	(25,557)
Non-current liabilities	-	(1,129,510)	(1,129,510)

Balances at 09.30.20
Current assets	78,384	-	78,384
Non-current assets	102,772	-	102,772
Current liabilities	-	(25,557)	(25,557)
Non-current liabilities	-	(1,195,702)	(1,195,702)

30)	FINANCIAL INSTRUMENTS AND RISK AND CAPITAL MANAGEMENT

a) Derivative transactions

The derivative financial instruments contracted by the Company are mainly used for hedging against foreign exchange risk from assets and liabilities in foreign currency and the effects of inflation on leases indexed to the IPCA. There are no derivative financial instruments held for speculative purposes; possible currency risks are hedged.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Management believes that the Company's internal controls over its derivatives are sufficient to control risks associated with each strategy for the market. Gains/losses obtained or sustained by the Company in relation to its derivatives reflect this risk management.

When derivative contracts qualify for hedge accounting, the hedged item is adjusted to fair value, offsetting the result of the derivatives, pursuant to the rules of hedge accounting. Hedge accounting applies both to financial liabilities and probable cash flows in foreign currency.

The derivative financial instrument contracts have specific penalty clauses for breach of contract. A breach of contract as per the agreements with financial institutions is specified by breach of contractual clauses, resulting in the early settlement of the contract.

On September 30, 2020 and December 31, 2019, the Company held no embedded derivatives contracts.

a.1) Fair value of derivative financial instruments

The valuation method used to calculate the fair value of financial liabilities (if applicable) and derivative financial instruments was the discounted cash flow method, based on expected settlements or realization of liabilities and assets at market rates prevailing at the balance sheet date.

The fair values of positions in Reais are calculated by projecting future inflows from transactions using B3 yield curves and discounting these flows to present value using market DI rates for swaps announced by B3.

The market values of foreign exchange derivatives were obtained using the market exchange rates in effect at the balance sheet date and projected market rates obtained from currency coupon-rate yield curves. The linear convention of 360 calendar days was used to determine coupon rates of positions indexed in foreign currencies, while the exponential convention of 252 business days was used to determine coupon rates for positions indexed to CDI rates.

Consolidated derivatives financial instruments shown below are registered with B3 and classified as swaps, usually, that do not require margin deposits.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Company / Consolidated
			Accumulated effects from fair value
	Notional Value		Amount receivable (payable)
Description	09.30.20	12.31.19	09.30.20	12.31.19
Long position	206,706	515,261	41,680	72,163

Foreign Currency	143,512	72,790	5,276	-
US$ (1)	96,664	72,790	3,584	-
EUR (1)	46,848	-	1,692	-

Floating rate	3,374	369,491	-	1,818
CDI (1)	3,374	369,491	-	1,818

Inflation rates	59,820	72,980	36,404	70,345
IPCA (2)	59,820	72,980	36,404	70,345

Short position	(206,706)	(515,261)	(59,850)	(56,133)
Floating rate	(203,332)	(145,770)	(59,677)	(56,133)
CDI (1) (2)	(203,332)	(145,770)	(59,677)	(56,133)

Foreign Currency	(3,374)	(369,491)	(173)	-
US$ (1)	(3,374)	(365,161)	(173)	-
EUR (1)	-	(4,330)	-	-

	Long position		41,680	72,163
	Current		7,081	19,282
	Non-current		34,599	52,881

	Short position		(59,850)	(56,133)
	Current		(173)	(1,921)
	Non-current		(59,677)	(54,212)
	Amounts receivable (payable), net		(18,170)	16,030

(1)	Foreign currency swaps (Euro and CDI x Euro) (R$48,685) and (US$ and CDI x US$) (R$96,925) - maturing through November 20, 2020 to hedge currency risk affecting net amounts payable (carrying amount R$48,728 in Euros and LIBOR) and receivables (carrying amount R$96,925 in US$).

(2)	IPCA x CDI swaps (R$219,625) - maturing in 2033 to hedge risk of change pegged to IPCA (carrying amount R$248,096).

The table below shows the breakdown of swaps maturing after September 30, 2020:

Company / Consolidated
	Maturing in
Swap contract	1 to 12 months	13 to 24 months	25 to 36 months	37 to 48 months	49 to 60 months	From 61 months	Amount receivable (payable) on 09.30.20
Foreign currency x CDI	5,276	-	-	-	-	-	5,276
CDI x Foreign Currency	(173)	-	-	-	-	-	(173)
IPCA x CDI	1,805	3,818	3,619	3,336	2,900	(38,751)	(23,273)
Total	6,908	3,818	3,619	3,336	2,900	(38,751)	(18,170)

For the purposes of preparing its financial statements, the Company adopted the fair value hedge accounting methodology for its foreign currency swaps x CDI and IPCA x CDI for hedging or financial debt. Under this arrangement, both derivatives and hedged risk are recognized at fair value.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

In the nine-month periods ended September 30, 2020 and 2019, the transactions with derivatives generated a negative consolidated net result of R$18,959 and positive result of R$32,095, respectively (Note 26).

a.2) Sensitivity analysis to the Company’s risk variables

CVM Resolution 475/08 requires listed companies to disclose sensitivity analyses for each type of market risk that management believes to be significant when originated by financial instruments to which the entity is exposed at the end of each period, including all derivative financial instrument transactions.

In making the above analysis, each of the transactions with derivative financial instruments was assessed and assumptions included a probable scenario and two others that could adversely impact the Company.

In the probable scenario assumption used, on the maturity dates of each of the transactions, were the market rates for the B3 yield curves (currencies and interest rates), and data from the IBGE, Central Bank, FGV, among others. In the probable (base) scenario, there is no impact on the fair value of the above-mentioned derivatives. However, for Scenarios II and III, as per CVM ruling, risk variables were stressed by 25% and 50% respectively.

Since the Company only holds derivatives to hedge its foreign currency assets and liabilities, changing scenarios are tracked by the corresponding hedged items the effects are almost non-existent. For these transactions, the Company reported the consolidated net exposure in each of the above-mentioned three scenarios on September 30, 2020.

Company / Consolidated
Transaction	Risk	Probable	25% depreciation	50% depreciation
Hedge (long position)	Derivatives (depreciation risk EUR)	48,685	60,857	73,028
Payables in EUR	Debt (appreciation risk EUR)	(72,568)	(90,711)	(108,853)
Receivables in EUR	Debt (depreciation risk EUR)	23,840	29,800	35,761
	Net Exposure	(43)	(54)	(64)

Hedge (long position)	Derivatives (depreciation risk US$)	96,925	121,156	145,387
Payables in US$	Debt (appreciation risk US$)	(351,907)	(439,884)	(527,861)
Receivables in US$	Debt (depreciation risk US$)	254,982	318,728	382,474
	Net Exposure	-	-	-

Hedge (long position)	Derivatives (risk of decrease in IPCA)	219,625	202,847	188,146
Debt in IPCA	Debt (risk of increase in IPCA)	(248,095)	(231,317)	(216,616)
	Net Exposure	(28,470)	(28,470)	(28,470)

Hedge (long position)	Derivatives (depreciation risk US$)	96,788	120,985	145,182
OpEX in US$	OpEX (risk of increase in US$)	(97,768)	(122,210)	(146,652)
	Net Exposure	(980)	(1,225)	(1,470)

Hedge (CDI position)
Hedge US$ and EUR (short position)	Derivatives (risk of decrease in CDI)	140,184	140,168	140,152
Hedge IPCA (short position)	Derivatives (risk of increase in CDI)	(219,625)	(202,847)	(188,146)
	Net Exposure	(79,441)	(62,679)	(47,994)

Total net exposure in each scenario		(108,934)	(92,428)	(77,998)

Net effect on changes in current fair value		-	16,506	30,936

The assumptions used by the Company for the sensitivity analysis on September 30, 2020 were as follows:

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Risk Variable	Probable	25% depreciation	50% depreciation
US$	5.6407	7.0509	8.4611
EUR	6.6041	8.2551	9.9062
IPCA	2.44%	3.05%	3.66%
IGPM	17.94%	22.43%	26.91%
CDI	1.90%	2.38%	2.85%

For calculation of the net exposure for the sensitivity analysis, all derivatives were considered at market value and hedged items designated for hedges for accounting purposes were also considered at fair value.

The fair values shown in the table above are based on the portfolio position on September 30, 2020, but do not reflect an estimate for realization due to the dynamism of the market, which is constantly monitored by the Company. The use of different assumptions could significantly affect the estimates.

b) Fair value

The Company and its subsidiaries assessed their financial assets and liabilities in relation to market values using available information and appropriate valuation methodologies. However, both the interpretation of market data and the selection of valuation methods require considerable judgment and reasonable estimates to produce the most adequate realization value. As a result, the estimates shown do not necessarily indicate amounts that could be realized in the current market. The use of different assumptions for the market and/or methodologies may have a material effect on estimated realization values.

The fair values of all assets and liabilities are classified within the fair value hierarchy described below, based on the lowest level of information that is significant to the fair value measurement as a whole:

Level 1: quoted market prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: valuation techniques for which there is a significantly lower level of information to measure the fair value directly or indirectly observable; and

Level 3: valuation techniques for which the lowest and significant level of information to measure the fair value is not available.

During the periods shown in the tables below, there were no transfers of fair value assessments between the levels mentioned above.

The tables below present the composition and classification of financial assets and liabilities on September 30, 2020 and December 31, 2019.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

Company
		Fair value hierarchy	Book value		Fair value
	Classification by category		09.30.20	12.31.19	09.30.20	12.31.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		7,829,915	3,106,269	7,829,915	3,106,269
Trade accounts receivable (Note 4)	Amortized cost		8,360,145	8,675,720	8,360,145	8,675,720
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	7,081	19,282	7,081	19,282

Non-current
Investments pledged as collateral	Amortized cost		65,686	63,558	65,686	63,558
Trade accounts receivable (Note 4)	Amortized cost		387,666	440,453	387,666	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	34,599	52,881	34,599	52,881
Total financial assets			16,685,092	12,358,163	16,685,092	12,358,163

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		6,920,573	6,917,252	6,920,573	6,917,252
Loans, financing and leases (Note 19)	Amortized cost		430,196	1,019,497	431,407	1,021,245
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,327,725	2,029,246	2,327,725	2,029,246
Debentures (Note 19)	Amortized cost		2,041,697	1,077,183	2,038,712	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	173	1,921	173	1,921
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	-	-	-	-

Non-current
Loans, financing and leases (Note 19)	Amortized cost		26,855	24,951	26,569	23,966
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,805,030	7,161,875	6,805,030	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	-	484,048	-	484,048
Debentures (Note 19)	Amortized cost		999,631	2,027,167	977,033	1,948,705
Debentures (Note 19)	Measured at fair value through profit or loss	Level 2	-	-	-	-
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	59,677	54,212	59,677	54,212
Total financial liabilities			19,611,557	20,797,352	19,586,899	20,747,009

Consolidated
		Fair value hierarchy	Book value		Fair value
	Classification by category		09.30.20	12.31.19	09.30.20	12.31.19
Financial Assets
Current
Cash and cash equivalents (Note 3)	Amortized cost		8,356,255	3,393,377	8,356,255	3,393,377
Trade accounts receivable (Note 4)	Amortized cost	Level 2	8,369,728	8,719,497	8,369,728	8,719,497
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	7,081	19,282	7,081	19,282

Non-current
Investments pledged as collateral	Amortized cost		65,914	63,766	65,914	63,766
Trade accounts receivable (Note 4)	Amortized cost		387,666	440,453	387,666	440,453
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	34,599	52,881	34,599	52,881
Total financial assets			17,221,243	12,689,256	17,221,243	12,689,256

Financial Liabilities
Current
Trade accounts payable, net (Note 15)	Amortized cost		6,869,828	6,871,799	6,869,828	6,871,799
Loans, financing and leases (Note 19)	Amortized cost		431,059	1,020,061	432,269	1,021,810
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	2,327,725	2,029,246	2,327,725	2,029,246
Debentures (Note 19)	Amortized cost		2,041,697	1,077,183	2,038,712	1,104,539
Derivative transactions (Note 30)	Measured at fair value through profit or loss	Level 2	173	1,921	173	1,921

Non-current
Loans, financing and leases (Note 19)	Amortized cost		27,866	25,093	27,579	24,106
Loans, financing and leases (Note 19)	Measured at fair value through profit or loss	Level 2	6,805,030	7,161,875	6,805,030	7,161,875
Contingent consideration (Note 19)	Measured at fair value through profit or loss	Level 2	-	484,048	-	484,048
Debentures (Note 19)	Amortized cost		999,631	2,027,167	977,033	1,948,705
Derivative transactions (Note 30)	Measured at fair value through OCI	Level 2	59,677	54,212	59,677	54,212
Total financial liabilities			19,562,686	20,752,605	19,538,026	20,702,261

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

c) Capital management

The purpose of the Company's capital management is to ensure maintenance of a high credit rating and an optimal capital ratio to support the Company's business and maximize shareholder value.

The Company manages its capital structure by making adjustments and adapting to current economic conditions. For this purpose, the Company may pay dividends, obtain new loans, issue debentures and contract derivatives. In the nine-month period ended September 30, 2020, there were no changes in capital structure objectives, policies or processes.

The Company’s debt structure includes loans, financing, debentures, leases, contingent consideration and transactions with derivatives, less cash and cash equivalents and short-term investments to secure BNB financing.

d) Risk management policy

The Company and its subsidiaries are exposed to several market risks as a result of its commercial operations, debts contracted to finance its activities and debt-related financial instruments.

d.1) Currency Risk

Risk arising from foreign exchange rate volatility, affecting loans denominated in foreign currencies.

There is also foreign exchange risk for financial assets and liabilities denominated in foreign currencies, which may generate a smaller amount receivable or larger amount payable depending on the exchange rate in the period.

Hedging transactions were executed to minimize the risks associated with exchange rate on financial assets and liabilities in foreign currencies. This balance is subject to daily changes due to the dynamics of the business. However, the Company intends to cover the net balance of these assets and obligations (US$17,183 thousand, €7,305 thousand and £66 thousand paid by September 30, 2020 and US$72,530 thousand receivable, €974 thousand and £110 thousand paid by December 31, 2019) to mitigate its foreign exchange risks.

d.2) Interest and Inflation Risk

This risk may arise from an unfavorable change in the domestic interest rate, which may adversely affect financial expenses from the portion of debentures referenced to the CDI and liability positions in derivatives (currency hedge and IPCA) pegged to floating interest rates (CDI).

To reduce exposure to the floating interest rate (CDI), the Company and its subsidiaries invested cash equivalents of R$8,231,742 and R$3,143,209 on September 30, 2020 and December 31, 2019, respectively, mostly in short-term CDI-based financial investments (CDBs). The carrying amounts of these instruments approximate their fair values, as they may be redeemed in the short term.

d.3) Liquidity Risk

Liquidity risk may arise from having insufficient funds to meet commitments in different currencies and dates of realization of rights and settlement of obligations.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The Company structures the maturity dates of non-derivative financial contracts (Note 19), and their respective derivatives, as shown in the schedule of payments disclosed in this note, to avoid affecting their liquidity.

The Company’s cash flow and liquidity are managed on a daily basis by the operating departments to ensure that cash flows and contracted funding, when necessary, it is sufficient to meet scheduled commitments in to avoid liquidity risk.

The maturity profile of consolidated financial liabilities includes the amounts of principal and future interest up to the maturity date. For fixed-rate liabilities, interest was calculated based on the indices established in each contract. For variable rate liabilities, interest was calculated based on the market forecast for each period.

d.4) Credit Risk

The risk arises from the possibility of the Company and its subsidiaries incurring losses due to difficulty in receiving amounts billed to their customers and sales of prepaid handsets and cards that have been pre-activated for the distribution network.

The credit risk on accounts receivable is diversified and mitigated by strict control of the customer base. The Company constantly monitors the level of accounts receivable from postpaid services and limits bad credit risk by cutting off access to telephone lines if bills are past due. The mobile customer base predominantly uses the prepaid system, which requires purchase of credits beforehand and therefore does not pose credit risk. Exceptions are made for emergency services that must be maintained for security or national defense reasons.

Credit risk on sales of pre-activated prepaid handsets and cards is managed by a conservative policy for granting credit, using modern credit scoring methods, analyzing financial statements and consultations to commercial databases, in addition to requesting guarantees.

The Company and its subsidiaries are also subject to credit risk arising from their investments, letters of guarantee received as collateral for certain transactions and receivables from derivative transactions. The Company and its subsidiaries control the credit limits granted to each counterpart and diversify this exposure across first-tier financial institutions as per current credit policies of financial counterparts.

d.5) Social and Environmental Risks

The Company's operations and properties are subject to various environmental laws and regulations that, among others, govern environmental licenses and records, protection of fauna and flora, air emissions, waste management and remediation of contaminated sites. If the Company fails to meet present and future requirements, or to identify and manage new or existing contamination, it will incur significant costs, which include cleaning costs, damages, compensation, fines, activities suspension and other penalties, investments to improve its facilities or change its processes, or interruption of operations. The identification of environmental conditions not currently identified, more stringent inspections by regulatory agencies, the entry into force of more stringent laws and regulations or other unanticipated events may occur and, ultimately, result in significant environmental liabilities and their costs. The occurrence of any of the above factors could have a material adverse effect on the Company's business, results of operations and financial position. According to Article 75 of Law No. 9605 of 1998, the maximum fine per breach of environmental law is R$50,000 (fifty million Reais).

From a social point of view, the Company is exposed to contingencies from outsourced service providers. These potential liabilities may involve labor claims by employees of the service providers filing claims against the service provider and Company, requesting inclusion the Company as an assessor, that is, the Company may be compelled to pay in the case the provider does not settle these obligations. There is also a more remote possibility that these employees will be treated as direct employees by the Company, which would generate the risk of joint and several convictions. The demands that are known to Telefónica are already provided.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

d.6) Insurance Coverage

The policy of the Company and its subsidiaries, as well as the Telefónica Group, includes contracting insurance coverage for all assets and liabilities involving significant and high-risk amounts, based on management's judgment and following Telefónica corporate program guidelines.

On September 30, 2020, maximum limits of claims (established pursuant to the agreements of each entity consolidated by the Company) for significant assets, liabilities or interests covered by insurance and their respective amounts were R$900,000 for operational risks (including business interruption) and R$75,000 for general civil liability.

d.7) Compliance

The Company complies with Brazilian anti-corruption laws and regulations where it has its securities traded. In particular, the Company is subject, in Brazil, to the Law n 12.846/2013 and, in the United States, to the U.S. Foreign Corrupt Practices Act of 1977.

Although the Company has internal policies and procedures designed to ensure compliance with the these anti-corruption laws and regulations, there can be no assurance that such policies and procedures will be sufficient or that the Company’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Company’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and regulations) for which the Company or they may be ultimately held responsible. Violations of anti-corruption laws and regulations could lead to financial penalties, damage to the Company’s reputation or other legal consequences that could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company was administratively sanctioned by the General Comptroller's Office (“CGU”), for the delivery of tickets for the games of the 2014 Men's Soccer World Cup to public agents, one of which took place in the context of marketing actions and institutional promotion of the Company held in 2014, but considered by CGU as incompatible with the terms of article 5, item I, of Law 12.846/2013, due to objective legal responsibility.

Considering the elements analyzed by CGU in the administrative process, including, among others, the absence of damage to the public administration, the non-identification of advantages obtained or intended by the Company due to the tickets offered, its degree of cooperation and high degree of maturity of its compliance program, the sanction stablished by CGU stood at the minimum legal level provided for in article 6, item I, of Law 12.846/2013, that is, in an amount equivalent to 0.1% (one tenth percent) of the Company's gross revenue in the year prior to the initiation of the administrative proceeding, which totals R$45,747.

The Company develops and implements initiatives to ensure the continuous improvement of its compliance program, through an organizational and governance structure that guarantees a performance based on ethics, transparency and respect for applicable laws and standards.

d.8) Impacts of the Coronavirus pandemic (COVID-19)

In March 2020, the World Health Organization (“WHO”) declared that the outbreak of Coronavirus (COVID-19) was a pandemic. COVID-19 has negatively impacted the global economy, disrupted supply chains, created significant volatility and impacted financial markets resulting in an economic slowdown. The outbreak and rapid spread of COVID-19 has resulted in a substantial reduction in commercial activities worldwide and is causing the weakening of economic conditions, both in Brazil and abroad.

As part of efforts to curb the spread of COVID-19, federal, state and municipal governments at times imposed various restrictions on the conduct of business and travel. Government restrictions, such as requests to stay at home, quarantine and worker absenteeism, have led to a significant number of businesses closings slowdowns. Such restrictions had an adverse impact on the Company and some of its customers and suppliers, had operated during a period with a fraction of their capacities or completely paralyzed their operations, which adversely affected the Company's sales.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

As the events surrounding the COVID-19 pandemic continued to occur during the second and third quarters of 2020, the Company's main focus was and will continue to be the health, safety and well-being of its employees, customers and suppliers. To continue its operations, as permitted by the respective federal, state and municipal governments, the Company has adopted numerous security measures in order to protect its employees, customers and suppliers. These measures include, among others, adhering to social distance protocols, allowing the majority of its employees to work from home, suspending non-essential travel, disinfecting facilities and work spaces extensively and frequently, suspending non-essential visitors and requiring the use of facial masks for employees who need to be present at the Company's facilities. The Company expects to continue with these security measures and will be able to take other actions or adapt its policies, according to the requirements and guidelines of government authorities or according to the best interest of its employees, customers and suppliers.

The measures imposed by federal, state and municipal governments, resulting in a substantial reduction in commercial activities, except for essential companies and services, such as telecommunications services. This allowed the Company to continue providing its main services on an uninterrupted basis. Although government measures have been modified, the Company expects its facilities to continue operating, even with reduced capacity, for the remainder of 2020. However, this expectation depends on future government actions and demand for the Company's products and services, stability of its supply chain and the ability of carriers to deliver supplies to their facilities and products for their customers.

As a result of the global economic slowdown caused by the COVID-19 pandemic, the Company began to experience reduced demand and, consequently, has experienced some impacts on business and results. The prolongation of this situation may have a significant adverse effect on the economies and global financial markets, as well as on the Company's business, results of operations and financial situation.

The possible effects on the Company's business will depend on the extent of the COVID-19 pandemic. Thus, the Company may not be able to accurately predict the impacts on the business, as it will depend on the evolution of the following factors:

• The duration and scope of the pandemic;

• Government, business and individual actions that were and continue to be taken in response to the pandemic;

• The impact of the pandemic on economic activity and actions taken in response;

• The time it will take for economic activity to return to previous levels;

• The effect on the Company's customers and the demand for its products and services;

• The Company's ability to continue selling its products and services, including to those working from home;

• Ability of the Company's customers to pay for its products and services; and

• Any closings of the Company's facilities and those of its customers and suppliers.

Among the main impacts resulting from COVID-19, of note, are:

• Total closure of retail stores at the end of March 2020, with a gradual reopening. Currently, all stores have returned to activities;

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

• The Company offered its customers the possibility of making installments with payments in up to 10 installments, free of fines and interest;

• The Company prepaid receivables from suppliers in the second and third quarters of 2020, of approximately R$2 billion, as a way of supporting the cash flow of these companies to maintain their productive activities;

• Provisional Measure 927/2020 (MP nº 927) and to Ordinances nº 139/2020 and nº 245/2020 (issued by the Ministry of Economy), in the second quarter, established extended deadlines for the payment of the Guarantee Fund for Time of Work Service (“FGTS”) and Employer's Social Security Contributions, respectively, which can be paid, without incurring penalties (indexation, fine and interest), in the amount of R$143.5 million. On September 30, 2020, R$47.0 million is still payable;

• Under Provisional Measure 936/2020 (MP No. 936), during the months of May to September 2020, the Company's employees received, directly from the Federal Government, an emergency benefit payment estimated at R$24.8 million;

• Evaluation of the matrix of provisions for estimated losses to reduce the recoverable value of accounts receivable and inventories;

• Under Provisional Measure 952/2020 (MP nº 952), the deadline for payment of the Fistel fee, which was due in March 2020. In August 2020, the Company paid R$416.5MM; and

• The Company updated its impairment tests of assets (IAS36 and IAS12) on the date of these quarterly financial statements.

31) ADDITIONAL INFORMATION ON CASH FLOWS

a)	Reconciliation of cash flow financing activities

The following is a reconciliation of the consolidated cash flow financing activities in the nine-month periods ended September 30, 2020 and 2019.

Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.19	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Costs and expenses incurred	Additions of leases and supplier financing	Interim and unclaimed dividends and interest on equity	Balance on 09.30.20
Interim dividends and interest on equity	3,587,417	(3,120,150)	-	-	-	-	3,839,384	4,306,651
Loans and financing	1,045,124	(796,393)	(40,374)	25,599	-	224,976	-	458,932
Leases	9,191,151	(1,465,120)	(312,863)	240,212	-	1,479,368	-	9,132,748
Debentures	3,104,350	(25,583)	(111,435)	73,996	-	-	-	3,041,328
Derivative financial instruments	(16,030)	13,699	-	20,501	-	-	-	18,170
Contingent Consideration	484,048	(344,217)	(105,678)	6,555	(40,708)	-	-	-
Total	17,396,060	(5,737,764)	(570,350)	366,863	(40,708)	1,704,344	3,839,384	16,957,829

Consolidated
		Cash flows from financing activities	Cash flows from operating activities	Financing activities not involving cash and cash equivalents
	Balance on 12.31.18	Write-offs (payments)	Write-offs (payments)	Financial charges and foreign exchange variation	Additions of leases and supplier financing	Cancellation of lease contracts	Initial adoption IFRS 16 in 01.01.19	Interim and unclaimed dividends and interest on equity	Balance on 09.30.19
Interim dividends and interest on equity	4,172,916	(2,653,518)	-	-	-	-	-	4,345,406	5,864,804
Loans and financing	2,106,814	(1,904,404)	(118,500)	155,612	563,052	-	-	-	802,574
Leases	393,027	(1,164,609)	(306,190)	342,068	1,421,057	(12,065)	8,618,072	-	9,291,360
Debentures	3,173,910	(25,583)	(168,953)	157,169	-	-	-	-	3,136,543
Derivative financial instruments	(56,150)	71,217	26,268	(57,922)	-	-	-	-	(16,587)
Contingent Consideration	465,686	-	-	14,261	-	-	-	-	479,947
Total	10,256,203	(5,676,897)	(567,375)	611,188	1,984,109	(12,065)	8,618,072	4,345,406	19,558,641

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

b)	Financing transactions that do not involve cash

The main transactions that do not involve cash of the Company refer to the acquisition of assets through leases and income from financing with suppliers, as follows:

Consolidated
	09.30.20	09.30.19
Initial adoption IFRS 16 on 01.01.19	0	8,618,072
Financing transactions with suppliers	224,976	563,052
Acquisition of assets through leases	1,479,368	1,421,057
Total	1,704,344	10,602,181

32) CONTRACTUAL COMMITMENTS

The Company and its subsidiaries have unrecognized contractual commitments arising from the purchase of goods and services, which mature on several dates, with monthly payments.

On September 30, 2020, the total nominal values equivalent to the full contract period were:

Consolidated
1 to 12 months	1,384,278
13 to 24 months	1,226,194
25 to 36 months	1,009,107
37 to 48 months	512,059
49 to 60 months	230,642
From 61 months	624,668
Total	4,986,948

33) BINDING OFFER FOR THE ACQUISITION OF THE OI GROUP’S MOBILE BUSINESS

On September 7, 2020, the Company informed its shareholders and the market in general, pursuant to and for the purposes of CVM Instruction 358/2002 (“ICVM 358”), as amended, in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020 and August 7, 2020, the substitution of the revised binding offer submitted to Grupo Oi on July 27, 2020 (“Revised Offer”), together with TIM SA (“TIM”) and Claro SA (“Claro” and, jointly with the Company and TIM, the “Offerors”). Due to the new proposal submitted by the Offerors, on September 7, 2020, through which they ratified the amount of R$16.5 billion (of which R$756 million refer to transition services to be provided within up to 12 months by the Oi Group to the Offerors), plus a commitment to enter into long-term contracts term for the provision of transmission capacity services, and adjustments in certain terms of the Revised Offer, the Offering were qualified by the Oi Group to participate in the competitive process of disposal of UPI Ativos Móveis, as a “stalking horse”, which was reflected in the proposal to add to the Oi Group's Judicial Reorganization Plan, deliberated and approved at its General Meeting of Creditors held on September 8, 2020.

As a stalking horse, the Offerors will also have the right, at their sole discretion, to cover the highest value offer that may be presented in the said competitive process (“right to top”).

The Company reaffirms that the transaction, if completed, will benefit to its shareholders through the acceleration of growth and generation of efficiencies, its customers, through improvement in the experience of use and quality of the service provided, and to the sector, as a whole through reinforcement in investment capacity, technological innovation and competitiveness.

The Company will keep its shareholders and the general market duly informed of the progress of the competitive process for the sale of Oi Group's mobile assets, pursuant to ICVM 358 and applicable law.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

33) SUBSEQUENT EVENTS

a) Approval of the conversion of preferred shares to common shares of the Company

The Company communicated to its shareholders and the market in general, in compliance with the provisions of article 157, paragraph four, of Law No. 6,404, of December 15, 1976, as amended (“Lei das SA”) and CVM Instruction No. 358, of January 3 2002, as amended, in continuity with the information disclosed by means of the Material Facts dated March 9, 2020, August 13, 2020 and October 1, 2020, as well as the Notice to the Market released on August 6, 2020, that the EGM approved, on October 1, 2020: (i) the conversion of 1,119,340,706 preferred shares issued by the Company in common, registered, book-entry shares with no par value, in the proportion of one common share for each one preferred share converted, with extinction of the preferred shares ("Conversion"); (ii) the amendment and / or exclusion of article 4, caput and paragraphs, article 5, caput, article 7, caput and single paragraph, article 9, caput and single paragraph, article 10, caput and items (i), (ii ) and (iii) and article 14, caput, of the Company's Bylaws; and (iii) the consolidation of the Company's Bylaws.

Also, on October 1, 2020, AGESP ratified: (i) the Conversion; and (ii) the amendment to article 9, caput and sole paragraph, of the Company's Bylaws, pursuant to article 136, first paragraph, of Law 6,404/76.

Pursuant to articles 136, items II and 137, item I, of the Brazilian Corporation Law, in view of the ratification of the Conversion by AGESP, the shareholders holding preferred shares issued by the Company who: (i) dissented from the resolution taken at AGESP; (ii) abstained from voting on the resolution taken at AGESP; or (iii) did not attend AGESP, they will have the right to withdraw from the Company, through the reimbursement of the value, of all or of the portion of their shares, except for the provisions of article 137, third paragraph, of the Corporation Law. that the publication of the minutes took place on October 2, 2020, and that the next subsequent business day is October 5, 2020, the period of 30 (thirty) days for the exercise of the right to withdraw started on October 5, 2020 (inclusive) and will end on November 3, 2020 (inclusive).

Shareholders who have proven themselves to be holders of shares issued by the Company since March 9, 2020 (inclusive), the date of disclosure of the Material Fact that initially dealt with the Conversion, may exercise the right of withdrawal exercise of the effective right. Therefore, just for the sake of clarity, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (inclusive) are not entitled to withdraw from the Conversion.

The reimbursement amount per preferred share to be paid due to the exercise of the right to withdraw, calculated based on (i) the Company's shareholders' equity contained in the financial statements for the fiscal year ended on December 31, 2019, duly approved by the Meeting Annual General Meeting of the Company held on May 28, 2020 (“AGM”); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to R$41.72 (forty-one Reais and seventy-two cents) per share. The amount equivalent to the amount of complementary dividends declared by the Company at the AGM will be deducted from the reimbursement amount per share, since the amount of declared dividends comprised the profit account and, therefore, the book value per share on December 31, 2019 Considering that the Company's share capital was divided into 1,688,693,776 shares (including common and preferred shares and excluding treasury shares), the reimbursement amount to be paid to dissenting shareholders, corresponding to the adjusted equity value, is R$40.38 (forty Reais and thirty-eight cents) per preferred share. Regarding the reimbursement amount, any type of indexation or adjustment on this amount will not be applicable, as well as any fractions of cents will be disregarded.

Once the term for exercising the withdrawal right has ended, the Company will issue a Notice to Shareholders informing the date of payment of the reimbursement amount and the date of implementation of the conversion of preferred shares into common shares, with the consequent discontinuity of trading of preferred shares of issued by the Company.

(A free translation of the original in Portuguese)

Telefônica Brasil S. A.

NOTES TO THE QUARTERLY FINANCIAL STATEMENTS

Three and nine-month periods ended September 30, 2020

(In thousands of Reais, unless otherwise stated)

The Company also informed that, for the effective implementation of the Conversion, a voting agreement was signed between the shareholders Telefónica S.A., Telefónica Latinoamérica Holding, S.L., SP Telecomunicações Participações Ltda. and, as intervening party, Telefônica Brasil, in order to comply with the provisions of items a.1 and a.2 of ANATEL Judgment No. 430, of August 11, 2020.

The Company also informed that the Conversion approved on October 1, 2020 has immediate effects and, for this reason, all shares issued by it started, from that date, to have the same treatment, regardless of the ticker symbol under the which will be traded until the Conversion is formalized.

b) Share Repurchase Program

In continuity with the Company's Own Share Repurchase Program, approved on July 28, 2020 by the Company's Board of Directors (Note 22), 232,000 preferred shares (“VIVT4”) issued by the Company were acquired, for the amount of R$10,119.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 5, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director